sats
one with you

RECEIVED

2009 JUL 13 A 8:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

09046530

6 July 2009

(Exemption No: 82-5117)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

BY COURIER

Ladies and Gentlemen

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We enclose 2 bound documents containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") from 15 April 2009 up to 19 June 2009, and filings with the Singapore Accounting & Corporate Regulatory Authority under the Singapore Companies Act (Cap. 50), as per attached lists, made by Singapore Airport Terminal Services Limited ("SATS") from 17 June 2009 up to 24 June 2009 (ESOS 740 – ESOS 741).

Yours truly

Shireena Woon
Vice President, Corporate Services

encl

7/13

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

A Subsidiary of SINGAPORE AIRLINES

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
ESOP 741 24 June 2009	Lodgment of Return of Allotment of Shares – 2,600 shares
ESOP 740 17 June 2009	Lodgment of Return of Allotment of Shares – 2,600 shares

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Transaction Details

Transaction No. :	C090214157
Registration No. :	197201770G
Entity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
EP Ref. No. :	-
Receipt No. :	ACR0000003286269A
Payment Date :	24/06/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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?eturn of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.55	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	4,030.00	0.00	0.00
Amount of Paid Up Share Capital :	4,030.00	0.00	0.00
Date of Allotment : *	16/06/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,241,794	0	0
Amount of Issued Share Capital :	243,743,630.17	0.00	0.00
Amount of Paid Up Share Capital :	243,743,630.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :24/06/2009

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Transaction Details

ransaction No. :	C090203485
Registration No. :	197201770G
ntity Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Transaction Type :	Return of Allotment of Shares
P Ref. No. :	-
Receipt No. :	ACR0000003277278A
ayment Date :	17/06/2009
Total Amount (S$) :	10.00

Message

1. Payment for Return of Allotment of Shares has been completed successfully.
2. To enquire the status, you are required to enter the Registration No. or Transaction No.
3. Please print this page for future reference.

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Rate this e-service

f you encounter any problems with this service, please contact us at Tel: 62486028 or provide your comments at http://www.acra.gov.sg/enquiry. The step-by-step guides on lodgment of common BizFile transactions and purchase of information are available at ttp://www.acra.gov.sg/Publications/BizFile_eGuides.htm.

PRIVACY TERMS OF USE

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Return of Allotment of Shares

1. Enter Registration No. **2. Make Changes** **3. Review Changes** **4. Make Payment**

Company Information

Registration No. :	197201770G
Company Name :	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Power under S161 of the Companies Act
(Click above link to edit)

Have the directors obtained the approval of the company in general meeting to issue shares ?	● Yes ○ No
Are the shares of the company listed on the stock/securities exchange ?	● Yes ○ No

Share Capital
(Click above link to edit)

1 .

Currency :	SINGAPORE, DOLLARS		
Shares Payable :	●In cash	○For consideration otherwise than in cash	
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	2,600	0	0
Price per Share :	1.42	0.00	0.00
Amount of Issued Share Capital : Note : Amount will be populated but editable if figure is not precise.	3,692.00	0.00	0.00
Amount of Paid Up Share Capital :	3,692.00	0.00	0.00
Date of Allotment : *	09/06/2009		

Resultant Share Capital

1

Currency :	SINGAPORE, DOLLARS (SGD)		
Class of Shares :	***Ordinary***	***Preference***	***Others***
Number of Shares :	1,079,239,194	0	0
Amount of Issued Share Capital :	243,739,600.17	0.00	0.00
Amount of Paid Up Share Capital :	243,739,600.17	0.00	0.00

Declaration

I, **LIM HONG ENG SUSANNA, Professional body/service bureau,** declare the information which has been submitted herein to be true and to the best of my knowledge.

Dated on :17/06/2009

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Listed Companies Info

Company Announcements

Have the new listing information all in a glance

Announcement Period:

Company Name: SINGAPORE AIRPORT TRML SVCSLTD

Stock Code:

Alphabetical: A B C D E F G H I J K L M N O P Q R S T U V W X Y Z 0-9

Announcement Category:

Pages: 1 2 3 4 5 6 7 8 9 10 .... 539 Next

	Company	Date	Time	Announcement Title
60	SINGAPORE AIRPORT TRML SVCSLTD	Jun 19 2009	05:19:54 PM	MISCELLANEOUS :: NOTICE OF ANNUAL GENERAL MEETING TO BE HELD ON TUESDAY, 28 JULY 2009 AND LETTER TO SHAREHOLDERS
98	SINGAPORE AIRPORT TRML SVCSLTD	Jun 15 2009	06:34:47 PM	MISCELLANEOUS :: ANNOUNCEMENT PURSUANT TO RULE 306 OF THE SGX-ST LISTING MANUAL
61	SINGAPORE AIRPORT TRML SVCSLTD	May 14 2009	01:19:31 PM	MISCELLANEOUS :: INCORPORATION OF WHOLLY-OWNED SUBSIDIARY IN INDIA
61	SINGAPORE AIRPORT TRML SVCSLTD	May 12 2009	05:15:30 PM	NOTICE OF BOOK CLOSURE DATE FOR DIVIDEND
88	SINGAPORE AIRPORT TRML SVCSLTD	May 11 2009	05:27:27 PM	MISCELLANEOUS :: INCORPORATION OF SUBSIDIARY
6	SINGAPORE AIRPORT TRML SVCSLTD	May 11 2009	07:24:01 AM	FULL YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
4	SINGAPORE AIRPORT TRML SVCSLTD	May 11 2009	07:02:30 AM	MISCELLANEOUS :: SATS EXTENDS CONTRACT WITH SIA
37	SINGAPORE AIRPORT TRML SVCSLTD	May 04 2009	03:07:27 PM	MISCELLANEOUS :: ANNOUNCEMENT PURSUANT TO RULE 704(11) OF THE SGX-ST LISTING MANUAL

88	SINGAPORE AIRPORT TRML SVCSLTD	Apr 27 2009	05:30:05 PM	MISCELLANEOUS :: SATS RELEASES 4Q AND FY 2008/09 FINANCIAL RESULTS ON 11 MAY 2009
151	SINGAPORE AIRPORT TRML SVCSLTD	Apr 17 2009	08:01:42 PM	MISCELLANEOUS :: MANDATORY UNCONDITIONAL CASH OFFER FOR SINGAPORE FOOD INDUSTRIES LIMITED – COMPLETION OF THE COMPULSORY ACQUISITION ANNOUNCEMENT
121	SINGAPORE AIRPORT TRML SVCSLTD	Apr 15 2009	06:27:34 PM	MISCELLANEOUS :: OPERATING DATA FOR MARCH 2009

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MISCELLANEOUS

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	19-Jun-2009 17:21:28
Announcement No.	00060

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	Notice of Annual General Meeting to be held on Tuesday, 28 July 2009 and Letter to Shareholders
Description	
Attachments	SATS_Notice_of_AGM.pdf SATS_Letter_to_Shareholders.pdf Total size = **135K** (2048K size limit recommended)

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notice of annual general meeting

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE IS HEREBY GIVEN that the 36th Annual General Meeting of the Company will be held at the Marina Mandarin Ballroom, Level 1, Marina Mandarin Singapore, 6 Raffles Boulevard, Marina Square, Singapore 039594, on Tuesday 28 July 2009 at 2.30 p.m. to transact the following business:

Ordinary business

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2009 and the Auditors' Report thereon.

2. To declare a final tax-exempt (one-tier) dividend of 6 cents per share, for the year ended 31 March 2009.

3. To re-elect Mr Yeo Chee Tong, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

4. To re-elect Mr Ng Kee Choe, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

5. To re-appoint Messrs Ernst & Young LLP as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

6. To approve payment of Directors' fees of S$749,357 for the year ended 31 March 2009.

Special business

Ordinary resolutions

To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

7. That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("shares") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "Instruments") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 percent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 percent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

notice of annual general meeting

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

Special business (continued)

Ordinary resolutions (continued)

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent bonus issue, consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

8. That the Directors be and are hereby authorised to:

(a) grant awards in accordance with the provisions of the SATS Performance Share Plan ("**Performance Share Plan**") and/or the SATS Restricted Share Plan ("**Restricted Share Plan**"); and

(b) allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the SATS Employee Share Option Plan ("**Share Option Plan**") and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Share Plan (the Share Option Plan, the Performance Share Plan and the Restricted Share Plan, together the "**Share Plans**"),

provided always that the aggregate number of ordinary shares to be issued pursuant to the Share Plans shall not exceed 15 percent of the total number of issued ordinary shares (excluding treasury shares) in the capital of the Company from time to time.

9. That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the SGX-ST, for the Company, its subsidiaries and associated companies that are "entities at risk" (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in the Appendix to the Letter to Shareholders dated 19 June 2009 (the "**Letter to Shareholders**") with any party who is of the class of interested persons described in the Appendix to the Letter to Shareholders, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(b) the approval given in paragraph (a) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

10. To transact any other business which may arise and can be transacted at an annual general meeting.

Closure of books

NOTICE IS HEREBY GIVEN that, subject to the approval of shareholders of the final dividend being obtained at the 36th Annual General Meeting of the Company to be held on 28 July 2009, the Transfer Books and Register of Members of the Company will be closed on 4 August 2009 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrar, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 3 August 2009 will be registered to determine shareholders' entitlements to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 p.m. on 3 August 2009 will be entitled to the proposed final dividend.

The final dividend, if approved by shareholders, will be paid on 14 August 2009.

BY ORDER OF THE BOARD

Shireena Johan Woon
Company Secretary

Dated this 19th day of June 2009
Singapore

notice of annual general meeting

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

Explanatory notes

1. In relation to Ordinary Resolution Nos. 3 and 4, Mr Yeo Chee Tong and Mr Ng Kee Choe will be retiring from office at the Annual General Meeting pursuant to Article 83 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Please refer to the sections on "**Board of Directors**" and "**Corporate Governance**" in the SATS Annual Report for FY2008-09 for more information relating to Mr Yeo and Mr Ng. Mr Yeo is currently a member of both the Audit and Risk Management Committee as well as the Remuneration and Human Resource Committee, while Mr Ng is currently a member of both the Board Executive Committee and the Remuneration and Human Resource Committee. Both Mr Yeo and Mr Ng are considered by the Nominating Committee to be independent Directors.

2. Ordinary Resolution No. 6 is to approve the payment of Directors' fees of S$749,357 for the year ended 31 March 2009, for services rendered by Directors on the Board as well as on various Board Committees. The scale of fees for computation of the said Directors' fees is set out in the section on "**Corporate Governance**" in the SATS Annual Report for FY2008-09.

3. Ordinary Resolution No. 7, if passed, will empower Directors to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, from the date of the above Meeting until the date of the next Annual General Meeting. The number of shares which the Directors may issue under this Resolution will not exceed 50 percent of the issued shares (excluding treasury shares) in the capital of the Company with a sub-limit of 10 percent for issues other than on a *pro rata* basis. The 10 percent sub-limit for non-*pro rata* issues is lower than the 20 percent sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company. For the purpose of determining the aggregate number of shares which may be issued, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Ordinary Resolution is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible instruments or share options or vesting of share awards which are outstanding at the time this Ordinary Resolution is passed and (b) any subsequent bonus issue, consolidation or subdivision of shares.

4. Ordinary Resolution No. 8, if passed, will empower the Directors to offer and grant awards pursuant to the SATS Performance Share Plan and the SATS Restricted Share Plan, and to allot and issue ordinary shares in the capital of the Company pursuant to the SATS Employee Share Option Plan, the SATS Performance Share Plan and the SATS Restricted Share Plan. The SATS Employee Share Option Plan was adopted by the Company in February 2000 and the last grant of options thereunder was made on 1 July 2008. It has, by resolution of the Remuneration and Human Resource Committee, been terminated immediately thereafter. The SATS Performance Share Plan and the SATS Restricted Share Plan were adopted at the Extraordinary General Meeting of the Company held on 19 July 2005 and were amended in 2006.

5. Ordinary Resolution No. 9 is to renew the mandate to allow the Company, its subsidiaries and relevant associated companies or any of them to enter into certain interested person transactions with certain classes of interested persons as described in the Appendix to the Letter to Shareholders dated 19 June 2009. The authority will, unless revoked or varied by the Company in General Meeting, continue in force until the conclusion of the next Annual General Meeting of the Company. Please refer to the Letter to Shareholders dated 19 June 2009 for more details.

Notes

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for the Meeting.

sats
one with you

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

LETTER TO SHAREHOLDERS

Board of Directors

Mr Edmund Cheng Wai Wing *(Chairman)*
Mr David Zalmon Baffsky
Mr Khaw Kheng Joo
Dr Rajiv Behari Lall
Mr Mak Swee Wah
Mr Ng Kee Choe
Dr Ow Chin Hock
Mr Keith Tay Ah Kee
Mr Yeo Chee Tong

Registered Office

20 Airport Boulevard
SATS Inflight Catering Centre 1
Singapore 819659

19 June 2009

To: The Shareholders of
Singapore Airport Terminal Services Limited

Dear Sir/Madam,

THE PROPOSED RENEWAL OF THE MANDATE FOR INTERESTED PERSON TRANSACTIONS

1. INTRODUCTION

1.1 **Notice of 2009 AGM.** We refer to:

(a) the Notice of Annual General Meeting (the "**Notice**") of Singapore Airport Terminal Services Limited (the "**Company**") dated 19 June 2009, accompanying the Summary Financial Report 2008/2009, convening the 36th Annual General Meeting of the Company to be held on 28 July 2009 (the "**2009 AGM**"); and

(b) Ordinary Resolution No. 9 proposed in the Notice.

1.2 **Letter to Shareholders.** The purpose of this Letter is to provide shareholders with information relating to Ordinary Resolution No. 9 proposed in the Notice.

2. THE PROPOSED RENEWAL OF THE MANDATE FOR INTERESTED PERSON TRANSACTIONS

2.1 **Background.** At the Annual General Meeting of the Company held on 24 July 2008 (the "**2008 AGM**"), shareholders of the Company (the "**Shareholders**") approved, *inter alia*, the renewal of a mandate (the "**IPT Mandate**") to enable the Company, its subsidiaries and associated companies which are considered to be "entities at risk" (as that term is used in Chapter 9 of the Listing Manual (the "**Listing Manual**") of the Singapore Exchange Securities Trading Limited) (the "**EAR Group**") to enter into certain interested person transactions with the classes of interested persons (the "**Interested Persons**") as set out in the IPT Mandate. Particulars of the IPT Mandate were set out in the Appendix to the letter to Shareholders dated 13 June 2008 (the "**2008 Letter to Shareholders**") and Ordinary Resolution No. 12 as set out in the notice convening the 2008 AGM.

The IPT Mandate was expressed to take effect until the conclusion of the next Annual General Meeting of the Company, being the 2009 AGM which is scheduled to be held on 28 July 2009.

2.2 **The Proposed Renewal of the IPT Mandate.** The Directors propose that the IPT Mandate be renewed at the 2009 AGM to take effect until the next Annual General Meeting, being the 37th Annual General Meeting of the Company. There is no change to the terms of the IPT Mandate which is proposed to be renewed, that is, there is no change to the Interested Persons (as defined in the IPT Mandate), the Interested Person Transactions (as defined in the IPT Mandate), and the review procedures for Interested Person Transactions subject to the IPT Mandate.

2.3 **Appendix.** Details of the IPT Mandate, including the rationale for, and the benefits to, the Company, the review procedures for determining transaction prices with the Interested Persons and other general information relating to Chapter 9 of the Listing Manual, are set out in the Appendix to this Letter.

2.4 **Audit and Risk Management Committee Statement.** The Audit and Risk Management Committee of the Company, comprising Mr Keith Tay Ah Kee, Mr David Zalmon Baffsky, Mr Khaw Kheng Joo and Mr Yeo Chee Tong, confirms that:

(a) the methods or procedures for determining the transaction prices under the IPT Mandate have not changed since the 2008 AGM; and

(b) the methods or procedures referred to in sub-paragraph (a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

3. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

3.1 **Directors' Interests in Shares.** The interests of the Directors in the ordinary shares in the capital of the Company ("**Shares**") as recorded in the Register of Directors' Shareholdings as at 1 June 2009, being the latest practicable date prior to the printing of this Letter (the "**Latest Practicable Date**"), are set out below:

	Direct Interest		Deemed Interest[1]		No. of Shares comprised in outstanding share options/ awards
Director	**Number of Shares**	**%[2]**	**Number of Shares**	**%[2]**	
Mr Edmund Cheng Wai Wing	—	—	—	—	—
Mr David Zalmon Baffsky	—	—	—	—	—
Mr Khaw Kheng Joo	—	—	—	—	—
Dr Rajiv Behari Lall	—	—	—	—	—
Mr Mak Swee Wah	—	—	—	—	—
Mr Ng Kee Choe	11,000	0.001	—	—	—
Dr Ow Chin Hock	—	—	—	—	—
Mr Keith Tay Ah Kee	35,000	0.003	—	—	—
Mr Yeo Chee Tong	200,000	0.019	—	—	—

Notes:

(1) Deemed interests refer to interests determined pursuant to Section 7 of the Companies Act, Chapter 50 of Singapore.

(2) Based on 1,079,236,594 Shares in issue as at the Latest Practicable Date.

3.2 **Substantial Shareholders' Interests in Shares.** The interests of the substantial shareholders in Shares as recorded in the Register of Substantial Shareholders as at the Latest Practicable Date are set out below:

Substantial Shareholders	Direct Interest Number of Shares	%[(2)]	Deemed Interest[(1)] Number of Shares	%[(2)]	Total Interest Number of Shares	%[(2)]
Singapore Airlines Limited ("**SIA**")	870,000,000	80.61	—	—	870,000,000	80.61
Temasek Holdings (Private) Limited ("**Temasek**")	—	—	870,040,000	80.62	870,040,000	80.62

Notes:

(1) Deemed interests refer to interests determined pursuant to Section 7 of the Companies Act, Chapter 50 of Singapore.

(2) Based on 1,079,236,594 Shares in issue as at the Latest Practicable Date.

3.3 **Abstention from Voting.** Mr Mak Swee Wah (being a current employee of SIA) will abstain from voting on his Shares, if any, at the 2009 AGM in respect of Ordinary Resolution No. 9, being the Ordinary Resolution relating to the proposed renewal of the IPT Mandate. He will also not accept nominations to act as proxy, corporate representative or attorney to vote in respect of Ordinary Resolution No. 9 unless that Shareholder appointing him indicates clearly how votes are to be cast in respect of Ordinary Resolution No. 9.

Temasek and its associates (which include SIA and its associates), being Interested Persons, will also abstain from voting their Shares, if any, in respect of Ordinary Resolution No. 9.

4. DIRECTORS' RECOMMENDATION

Directors who are considered independent for the purposes of the proposed renewal of the IPT Mandate are Mr Edmund Cheng Wai Wing, Mr David Zalmon Baffsky, Mr Khaw Kheng Joo, Dr Rajiv Behari Lall, Mr Ng Kee Choe, Dr Ow Chin Hock, Mr Keith Tay Ah Kee and Mr Yeo Chee Tong (the "**Independent Directors**"). The Independent Directors are of the opinion that the entry into of the interested person transactions between the EAR Group (as described in paragraph 2.1.2 of the Appendix to this Circular) and those Interested Persons (as described in paragraph 2.3 of the Appendix to this Circular) in the ordinary course of their respective businesses will be made to enhance the efficiency of the EAR Group and are in the best interests of the Company.

For the reasons set out in paragraphs 2.1 and 2.6 of the Appendix to this Letter, the Independent Directors recommend that Shareholders vote in favour of Ordinary Resolution No. 9, being the Ordinary Resolution relating to the proposed renewal of the IPT Mandate to be proposed at the 2009 AGM.

5. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 20 Airport Boulevard, SATS Inflight Catering Centre 1, Singapore 819659 during normal business hours from the date of this Letter up to the date of the 2009 AGM:

(a) the audited consolidated accounts of the Company for the financial year ended 31 March 2009;

(b) the Memorandum and Articles of Association of the Company; and

(c) the 2008 Letter to Shareholders.

6. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Letter and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Letter are fair and accurate and that there are no material facts the omission of which would make any statement in this Letter misleading.

Yours faithfully
for and on behalf of the
Board of Directors of
Singapore Airport Terminal Services Limited

Mr Edmund Cheng Wai Wing
Chairman

APPENDIX
THE IPT MANDATE

1. CHAPTER 9 OF THE LISTING MANUAL

1.1 Chapter 9 of the listing manual (the "**Listing Manual**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") governs transactions by a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be at risk, with the listed company's interested persons. When this Chapter applies to a transaction and the value of that transaction alone or on aggregation with other transactions conducted with the interested person during the same financial year reaches, or exceeds, certain materiality thresholds, the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for that transaction.

1.2 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested persons and hence are excluded from the ambit of Chapter 9 of the Listing Manual ("**Chapter 9**"), immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated net tangible assets ("**NTA**")) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5% of the listed company's latest audited consolidated NTA; or

(b) 5% of the listed company's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as such term is construed under Chapter 9) during the same financial year.

1.3 Based on the latest audited consolidated accounts of Singapore Airport Terminal Services Limited ("**SATS**" or the "**Company**") and its subsidiaries (collectively, the "**SATS Group**") for the financial year ended 31 March 2009, the consolidated NTA of the SATS Group was approximately S$837.5 million. In relation to SATS, and for the purposes of complying with Chapter 9, in the current financial year and until such time as the consolidated audited accounts of the SATS Group for the financial year ending 31 March 2010 are published, 5% of the latest audited consolidated NTA of the SATS Group would be approximately S$41.9 million.

1.4 Chapter 9 permits a listed company, however, to seek a general mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

1.5 Under the Listing Manual:

(a) an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9;

(b) (in the case of a company) an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder means an immediate family member (that is, the spouse, child, adopted-child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director and his immediate family, the chief executive officer and his immediate family or controlling shareholder and his immediate family have an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or

holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

(c) an "**associated company**" means a company in which at least 20% but not more than 50% of its shares are held by the listed company or group;

(d) "**control**" means the capacity to dominate decision-making, directly or indirectly, in relation to the financial and operating policies of a company;

(e) a "**controlling shareholder**" means a person who (i) holds directly or indirectly 15% or more of the total number of issued shares in the company excluding treasury shares (the SGX-ST may determine that such person is not a controlling shareholder) or (ii) in fact exercises control over a company;

(f) an "**entity at risk**" means:

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(g) (in the case of a company) an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder; and

(h) an "**interested person transaction**" means a transaction between an entity at risk and an interested person.

2. THE IPT MANDATE

2.1 Rationale for the IPT Mandate

2.1.1 It is anticipated that the EAR Group (as defined in paragraph 2.1.2 below) would, in the ordinary course of its business, enter into certain transactions with its Interested Persons (as defined below). It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions include, but are not limited to, the transactions described in paragraph 2.4 below. Among other things, the entry into of financial and treasury support transactions described in paragraph 2.4(b) below will benefit the EAR Group, as the EAR Group will have access to competitive quotes from its Interested Persons in addition to obtaining quotes from, or transacting with, non-Interested Persons. Similarly, the Company notes that the energy industry in Singapore had been deregulated and may now obtain electricity and other power sources and utilities from interested persons that carry on such business. Given the competition arising from the deregulation, it may be beneficial for the EAR Group to enter into such transactions with the relevant Interested Persons to take advantage of such competition in terms of pricing, products and services.

2.1.2 Owing to the time-sensitive nature of commercial transactions, the Directors of the Company (the "**Directors**") are seeking approval from the shareholders of the Company (the "**Shareholders**") for this proposed IPT Mandate pursuant to Chapter 9 to enable:

(a) SATS;

(b) subsidiaries of SATS (excluding subsidiaries listed on the SGX-ST or an approved exchange); and

(c) associated companies of SATS (excluding associated companies listed on the SGX-ST or an approved exchange) over which the SATS Group, or the SATS Group and interested person(s) of SATS has or have control,

(together, the "**EAR Group**"), or any of them, in the normal course of their business, to enter into the categories of interested person transactions ("**Interested Person Transactions**") described in paragraph 2.4 below with the specified classes of SATS' interested persons (the "**Interested Persons**") set out in paragraph 2.3.1 below, provided that such transactions are made on the EAR Group's normal commercial terms.

2.1.3 The IPT Mandate will take effect from the date of the passing of the ordinary resolution relating thereto, to be proposed at the 36th Annual General Meeting of the Company to be held on 28 July 2009, and will (unless revoked or varied in general meeting) continue in force until the next Annual General Meeting ("**AGM**") of the Company. Thereafter, approval from Shareholders for a renewal of the IPT Mandate will be sought at each subsequent AGM of the Company, subject to the satisfactory review by the Audit and Risk Management Committee of the Company (the "**Audit and Risk Management Committee**") of its continued application to the transactions with Interested Persons.

2.2 Scope of the IPT Mandate

2.2.1 Singapore Airlines Limited ("**SIA**") and its subsidiaries provide a whole range of services to the EAR Group including financial support, technical and information technology services, insurance services, central purchasing, internal audit and other support services, whilst the EAR Group provides, *inter alia,* air freight and ground handling services, inflight meal and food catering services, laundry and linen services and security services to SIA, SilkAir (Singapore) Private Limited and Singapore Airlines Cargo Pte Ltd. The EAR Group also provides certain security and other services to SIA Engineering Company Limited.

2.2.2 The IPT Mandate will not cover any transaction by a company in the EAR Group with an Interested Person that is below S$100,000 in value as the threshold and aggregation requirements of Chapter 9 would not apply to such transactions.

2.3 Classes of Interested Persons

2.3.1 The IPT Mandate will apply to the Interested Person Transactions (as described in paragraph 2.4 below) which are carried out with Temasek Holdings (Private) Limited and its associates (which include SIA and its associates).

2.3.2 Transactions with Interested Persons which do not fall within the ambit of the IPT Mandate shall be subject to the relevant provisions of the Listing Manual. The IPT Mandate does not apply to Interested Person Transactions with the President & Chief Executive Officer of the Company (the "**CEO**"), the Directors, and their respective associates, for which separate Shareholders' approval will be obtained if it becomes necessary to do so.

2.4 Interested Person Transactions

The Interested Person Transactions which will be covered by the IPT Mandate and the benefits to be derived from them are the general transactions by the EAR Group relating to the provision to, or the obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services in the normal course of business of the EAR Group (but not in respect of the purchase or sale of assets, undertakings or businesses), including:

(a) air freight, logistics and other cargo-related services, and passenger, baggage and other ground handling services, food supply, inflight meal and food catering services, food testing services, laundry and linen services and security services;

(b) provision of central purchasing, financial and treasury support (including borrowing of funds from, and placement of funds with, Interested Persons, entry into forex, swap and option transactions with or through Interested Persons for hedging purposes, subscription of debt securities issued by Interested Persons, and provision of fund management services), tax, internal audit, staff training and centrally organised activities and meetings for staff and management, staff transportation and other personnel-related or staff welfare-related services, provision of management and corporate support, staff pooling, technical support, central reservations and other telecommunications systems and support, and other related services;

(c) provision of technical and information technology services, including the acquisition and leasing of computer equipment, provision of computer maintenance services and systems, development, licensing and acquisition of computer software programmes, and other information technology-related equipment, goods and services;

(d) rental and licensing of space, both as lessor/lessee and licensor/licensee, provision of building maintenance services, property management services, and the development of property for investment purposes;

(e) the obtaining of insurances and the underwriting of risks;

(f) the obtaining of electricity and other power sources and utilities; and

(g) any other transaction relating to the provision of or obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services related to the EAR Group's principal and ancillary activities in the normal course of its business and on normal commercial terms.

2.5 Review Procedures for Interested Person Transactions subject to the IPT Mandate (the "Mandated Interested Person Transactions")

2.5.1 The EAR Group has established the following procedures to ensure that Mandated Interested Person Transactions are undertaken on the EAR Group's normal commercial terms:

(a) *Review Procedures*

There are procedures established by the EAR Group to ensure that Mandated Interested Person Transactions are undertaken on the EAR Group's normal commercial terms, consistent with the EAR Group's usual business practices and policies, which are generally no more favourable to the Interested Persons than those extended to unrelated third parties.

In particular, the following review procedures have been put in place.

(i) *Provision of Services or the Sale of Products*

The review procedures are:

(aa) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are generally no more favourable to the Interested Persons than the usual commercial terms that would be extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded for bulk or high volume purchases) or otherwise in accordance with applicable industry norms; and

(bb) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the key terms to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties, taking into consideration factors including but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract, strategic purposes of the transaction or the limited resources available to the EAR Group.

(ii) *Obtaining of Services or the Purchasing of Products*

All purchases made by the EAR Group, including purchases from Interested Persons are governed by internal control procedures which detail matters such as the constitution of internal approving authorities, their monetary jurisdictions, the number of vendors from whom bids are to be obtained and the review procedures. The guiding principle is to objectively obtain the best goods and/or services on the best terms. Tender exercises are generally conducted for most of our purchases except in the case of transactions of value below certain thresholds specified in the internal control procedures. Where it is not possible, practicable or appropriate for a tender to be called (for example, where the service is required urgently or where conducting an effective tender would require disclosure of confidential price-sensitive information), an authorised senior management staff within the EAR Group will determine whether the price and terms offered by the Interested Person are on normal commercial terms.

In the case where a tender exercise is conducted, the invitation for bids will generally include a specimen contract to preclude negotiations by the vendor on the terms of supply after the successful vendor is selected by the tenders committee. There will be written contractual terms of supply applicable to each tender. The tender review procedures require:

(aa) (in the case of the SATS Group) an open tender for bids to be called if there are more than 6 known vendors for the contract or item unless this requirement is waived by the tenders committee in exceptional circumstances, in which case a closed tender will be called; if there are 6 or fewer known vendors, a closed tender for bids will be called inviting all the known vendors to bid; and

(bb) (in the case of the associated company of the Company forming part of the EAR Group) an open tender for bids to be called if the value of the contract exceeds a specified amount; if it does not exceed such amount, a closed tender for bids will be called inviting all known vendors to bid.

For the purpose of this provision, the expression "**known vendors**" refers to vendors known to the relevant purchaser of services or products within the EAR Group or the relevant purchasing authority, which the tenders committee considers to have the requisite qualification for the contract. Bids which are received, regardless of whether they are from Interested Persons or not will be subject to the same evaluation criteria based on price, product quality, delivery schedules, specification compliance, track record, experience and expertise. Preferential rates, rebates or discounts accorded for bulk purchases are also taken into account.

(iii) *Treasury Transactions*

(aa) Placements

In relation to the placement with any Interested Person by the EAR Group of its funds, the Company will require that quotations be obtained from such Interested Person and at least two other potential counterparties for rates of

deposits with such counterparties of an equivalent amount, and for the equivalent period, of the funds to be placed by the EAR Group. The EAR Group will only place its funds with such Interested Person, provided that the terms quoted are generally no less favourable than the terms quoted by such counterparties for equivalent amounts, taking into account all relevant factors.

(bb) Borrowings

In relation to the borrowing of funds from any Interested Person by the EAR Group, the Company will require that quotations be obtained from such Interested Person and at least two other potential counterparties for rates for loans from such counterparties of an equivalent amount, and for the equivalent period, of the funds to be borrowed by the EAR Group. The EAR Group will only borrow funds from such Interested Person if the Interested Person offers the best rates and terms and best meets the EAR Group's requirements, taking into account all relevant factors.

(cc) Debt Securities and Preference Shares

In relation to the subscription of debt securities or preference shares issued by, or the purchase of debt securities or preference shares from, Interested Persons, the EAR Group will only subscribe for or purchase such debt securities or preference shares after assessment of the credit risk of such Interested Persons, provided that the price(s) at which the EAR Group subscribes for or purchases such debt securities or preference shares is not higher than the price(s) at which such debt securities or preference shares are subscribed for or purchased by unrelated third parties.

In relation to the issue or sale to Interested Persons of debt securities or preference shares, the EAR Group will issue or sell such debt securities or preference shares to Interested Persons provided that the price(s) at which the EAR Group issues or sells such debt securities or preference shares is not lower than the price(s) at which such debt securities or preference shares are issued or sold to unrelated third parties. The EAR Group will also comply with all applicable laws and regulations in connection with the issue or sale of such debt securities or preference shares to Interested Persons.

(dd) Forex, Swaps, Options

In relation to forex, swaps and options transactions with any Interested Person by the EAR Group, the Company will require that rate quotations be obtained from such Interested Person and at least two other potential counterparties. The EAR Group will only enter into such forex, swaps or options transactions with such Interested Person if the Interested Person offers the best rates and terms and best meets the EAR Group's requirements, taking into account all relevant factors.

For the purposes of this sub-paragraph (iii), references to "**counterparties**" include, but are not limited to, banks, financial institutions or other corporates, which are not Interested Persons.

(b) *Threshold Limits*

In addition to the review procedures, the following review and approval procedures will be implemented to supplement existing internal control procedures for general transactions:

(i) Interested Person Transactions equal to or exceeding S$100,000 but less than S$3 million in value will be reviewed and approved by (aa) a senior member of the

Company's management designated for such purpose by the CEO, (bb) the CEO or (cc) the Audit and Risk Management Committee;

(ii) Interested Person Transactions equal to or exceeding S$3 million but less than S$30 million in value will be reviewed and approved by (aa) the CEO or (bb) the Audit and Risk Management Committee;

(iii) Interested Person Transactions equal to or exceeding S$30 million in value will be reviewed and approved by the Board of Directors of the Company (the "**Board**") and the Audit and Risk Management Committee;

(iv) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) entered into with the same Interested Person in the current financial year is equal to or exceeds S$3 million but below S$30 million in value, the latest and all future Interested Person Transactions equal to or above S$100,000 but below S$30 million in value will be reviewed and approved by (aa) the CEO or (bb) the Audit and Risk Management Committee; and

(v) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) entered into with the same Interested Person in the current financial year is equal to or exceeds S$30 million in value, the latest and all future Interested Person Transactions equal to or above S$100,000 in value will be reviewed and approved by the Board and the Audit and Risk Management Committee.

References to the "**same Interested Person**" shall bear the meaning set out in Clause 908 of the Listing Manual.

Individual transactions of a value less than S$100,000 do not require review and approval and will not be taken into account in the aggregation referred to in sub-paragraphs (iv) and (v) above. Interested Person Transactions entered into with the same Interested Person in previous financial years will not be taken into account in the aggregation of transactions for the purpose of the IPT Mandate under sub-paragraphs (iv) and (v) above.

2.5.2 A register will be maintained by the Company to record all Interested Person Transactions which are entered into pursuant to the IPT Mandate. The internal audit plan will incorporate an audit of Interested Person Transactions entered into pursuant to the IPT Mandate to ensure that the relevant approvals have been obtained and the review procedures in respect of such transactions are adhered to.

2.5.3 The Board and the Audit and Risk Management Committee shall review the internal audit reports to ascertain that the guidelines and procedures to monitor Interested Person Transactions have been complied with.

2.5.4 The Board and the Audit and Risk Management Committee shall have overall responsibility for the determination of the review procedures (including the interpretation and implementation thereof) with the authority to sub-delegate to individuals or committees within the Company as they deem appropriate. If a member of the Board or the Audit and Risk Management Committee has an interest in the transaction to be reviewed by the Board or the Audit and Risk Management Committee, as the case may be, he will abstain from any decision-making by the Board or the Audit and Risk Management Committee in respect of that transaction.

2.6 Benefit to Shareholders

2.6.1 The IPT Mandate and its subsequent renewal on an annual basis would eliminate the need to convene separate general meetings from time to time to seek Shareholders' approval as and when potential Interested Person Transactions with a specific class of Interested Persons arise,

thereby reducing substantially administrative time and expenses in convening such meetings, without compromising the corporate objectives or adversely affecting the business opportunities available to the Company.

2.6.2 The IPT Mandate is intended to facilitate transactions in the normal course of business of the EAR Group which are transacted from time to time with the specified classes of Interested Persons, provided that they are carried out on the normal commercial terms of the relevant company in the EAR Group and are not prejudicial to the Shareholders.

2.6.3 Pursuant to Rules 907 and 920(1) of the Listing Manual, the Company will:

(a) announce the aggregate value (as determined by the Board) of transactions entered into with Interested Persons pursuant to the IPT Mandate, for the quarterly financial periods which it is required to report on pursuant to the Listing Manual, and within the time required for the announcement of such report; and

(b) disclose the IPT Mandate in the annual report of SATS, giving details of the aggregate value of Interested Person Transactions entered into pursuant to the IPT Mandate during the current financial year, and in the annual reports for the subsequent financial years during which a shareholders' mandate for interested person transactions is in force or as otherwise required by the provisions of the Listing Manual.

The name of the Interested Person and the corresponding aggregate value of the Interested Person Transactions entered into with the same Interested Person will be presented in the following format:

Name of interested person	**Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions pursuant to the IPT Mandate (or a shareholders' mandate for interested person transactions under Rule 920 of the Listing Manual))**	**Aggregate value of all interested person transactions under the IPT Mandate (or a shareholders' mandate for interested person transactions under Rule 920 of the Listing Manual) during the financial year under review (excluding transactions less than S$100,000)**

2.7 Audit and Risk Management Committee's Statements

2.7.1 The Audit and Risk Management Committee has reviewed the terms of the IPT Mandate, as proposed to be renewed, and is satisfied that the methods and procedures for determining the transaction prices as set out in the IPT Mandate are sufficient to ensure that Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

2.7.2 The Audit and Risk Management Committee will, in conjunction with its review of the internal audit reports and relevant Interested Person Transactions, as the case may be, also review the established guidelines and procedures to ascertain that they have been complied with. Further, if during these periodic reviews by the Audit and Risk Management Committee, the Audit and Risk Management Committee is of the view that the methods and procedures as stated above are not sufficient to ensure that these Interested Person Transactions will be on the normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders, the Company will revert to Shareholders for a fresh mandate based on new methods and procedures for transactions with Interested Persons.

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MISCELLANEOUS

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	15-Jun-2009 18:35:32
Announcement No.	00098

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	Announcement Pursuant to Rule 306 of the SGX-ST Listing Manual
Description	The attached file contains the Quarterly Report of the Directors of the Company, referred to in Rule 309(3) of the Listing Manual. The Quarterly Report has been lodged with the Trustee.
Attachments	MTN_31Mar2009.pdf Total size = **657K** (2048K size limit recommended)

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sats
one with you

Singapore Exchange Securities Trading Limited
2 Shenton Way, #19-00,
SGX Centre 1,
Singapore 068804

DBS Trustee Ltd
6 Shenton Way, #36-02,
DBS Building, Tower One
Singapore 068809
Investment Banking - Trust Services
Attention: Ms Christina Choo / Ms Jane Lim

18 May 2009

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
$500 MILLION MEDIUM TERM NOTE PROGRAMME ("THE PROGRAMME")
TRUST DEED DATED 28 MARCH 2001 ("THE TRUST DEED") AND SUPPLEMENTAL TRUST DEED DATED 5 AUGUST 2004 ("THE SUPPLEMENTAL TRUST DEED")

We, Edmund Cheng Wai Wing and Mak Swee Wah, being two directors of Singapore Airport Terminal Services Limited ("the Issuer"), hereby confirm that for the quarter ending 31 March 2009:

(i) the limits on liabilities or borrowings as prescribed by the Trust Deed have not been exceeded;

(ii) the Issuer has observed and performed all the covenants and obligations binding on it pursuant to the Trust Deed and the Notes;

(iii) no Event of Default has occurred;

(iv) no material trading or capital loss has been sustained by the Group;

(v) no circumstances materially affecting the Group have occurred which adversely affect the Notes;

(vi) no additional contingent liabilities have been incurred by the Group, and no contingent liability of the Group has matured or is likely to mature within the next 12 months which will materially affect the Issuer in its ability to repay the Notes;

(vii) there has been no change in any accounting method or method of valuation of assets or liabilities of the Group;

(viii) no circumstances have arisen which render adherence to the existing method of valuation of assets or liabilities of the Issuer and/or the Group misleading or inappropriate, and

(ix) no substantial change in the nature of the business of the Issuer and/or the Group has taken place since the date of the Trust Deed.

All words and expressions used in this letter shall bear the meanings as set out in the Trust Deed.

Edmund Cheng Wai Wing
Chairman

Mak Swee Wah
Director

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

A Subsidiary of SINGAPORE AIRLINES

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9

MISCELLANEOUS

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	14-May-2009 13:20:13
Announcement No.	00061

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	INCORPORATION OF WHOLLY-OWNED SUBSIDIARY IN INDIA
Description	Singapore Airport Terminal Services Limited ("SATS") is pleased to announce that the Company and its nominee have incorporated a wholly-owned subsidiary, Singapore Airport Terminal Services (India) Co. Private Limited ("SATS India") in Mumbai, India through promoters. The issued and paid-up capital of SATS India is Rs10,00,000 consisting of 10,000 shares of Rs 100 each. SATS India has been established for the purpose of providing administrative, management and other services relating to all aspects of business connected with airport terminal services in India. The transaction is not expected to have any material impact on the net tangible asset or the earnings per share of the SATS Group for the current financial year.
Attachments	Total size = **0** (2048K size limit recommended)

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NOTICE OF BOOK CLOSURE DATE FOR DIVIDEND *

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	12-May-2009 17:16:18
Announcement No.	00061

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Corporate Action details (e.g. Rights ratio, dividend ratio, tax rate, etc) *	Payment of final dividend of 6 cents per ordinary share (tax exempt one-tier) for the year ended 31 March 2009
Record Date *	03-08-2009
Record Time *	17:00
Date Paid/Payable (if applicable)	14-08-2009

Footnotes	

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MISCELLANEOUS

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	11-May-2009 17:28:48
Announcement No.	00088

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Announcement Title *	INCORPORATION OF SUBSIDIARY
Description	Singapore Airport Terminal Services Limited ("SATS") wishes to announce that it has on 11 May 2009 incorporated a wholly-owned subsidiary in Singapore, SATS Investments Pte Ltd ("SIPL") (Company Registration No. 200908257K). SIPL has an issued and paid up capital of S$2 and will be an investment holding company. The transaction is not expected to have any material impact on SATS' net tangible assets and consolidated earnings per share for the current financial year.
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FULL YEAR * FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	11-May-2009 07:24:38
Announcement No.	00006

>> ANNOUNCEMENT DETAILS
The details of the announcement start here ...

For the Financial Period Ended *	31-03-2009

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A Subsidiary of SINGAPORE AIRLINES

AUDITED RESULTS FOR FINANCIAL YEAR ENDED 31 MARCH 2009

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the financial year ended 31 March 2009 (in $ million)

	THE GROUP			
	4th Quarter		Financial Year	
	2008-09	2007-08	2008-09	2007-08
REVENUE	326.5	243.6	1,062.1	958.0
EXPENDITURE				
Staff costs	(114.5)	(115.3)	(442.8)	(426.7)
Cost of raw materials	(85.2)	(22.3)	(155.4)	(86.4)
Licensing fees	(13.1)	(15.9)	(59.9)	(61.9)
Depreciation and amortisation charges	(20.9)	(14.7)	(64.6)	(59.2)
Company accommodation and utilities	(21.0)	(20.2)	(77.1)	(69.7)
Other costs	(26.1)	(21.4)	(91.4)	(79.8)
	(280.8)	(209.8)	(891.2)	(783.7)
OPERATING PROFIT	45.7	33.8	170.9	174.3
Interest on borrowings	(2.1)	(1.5)	(6.7)	(6.1)
Interest income	0.6	3.3	6.9	15.7
Dividend from long-term investment, gross	-	-	1.1	1.1
Amortisation of deferred income, net of expenses	(1.7)	0.3	(0.6)	1.4
Gain on disposal of property, plant and equipment	0.1	0.3	0.5	0.3
Loss on disposal of short-term non-equity investment	-	-	(10.8)	-
Share of profits of associated companies	4.0	5.4	22.2	44.7
PROFIT BEFORE EXCEPTIONAL ITEM	46.6	41.6	183.5	231.4
Exceptional item*	-	17.3	-	17.3
PROFIT BEFORE TAXATION	46.6	58.9	183.5	248.7
Taxation	(3.4)	(10.9)	(35.1)	(53.5)
PROFIT FOR THE PERIOD	43.2	48.0	148.4	195.2
Profit attributable to:				
Equity Holders of the Company	42.2	48.1	146.7	194.9
Minority Interests	1.0	(0.1)	1.7	0.3
	43.2	48.0	148.4	195.2

Notes :

(i) Profit after taxation is arrived at after crediting/(charging):

Foreign exchange gain/(loss), net	0.4	(0.5)	1.8	(1.7)
Provision for doubtful debts	(0.5)	-	(0.6)	-
Bad debts written off	-	-	(0.3)	(0.3)
Stocks written off	(0.1)	(0.1)	(0.1)	(0.1)
Overprovision of tax in respect of prior year	1.6	0.8	1.6	0.8

(ii) Group revenue includes 2-month contribution from Singapore Foods Industries amounting to $110.2 million.

* Includes gain on sale of Express Courier Centre 2 building

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS At 31 March 2009 (in $ million)

	THE GROUP		THE COMPANY	
	31.03.2009	**31.03.2008**	**31.03.2009**	**31.03.2008**
Share capital	255.2	250.1	255.2	250.1
Reserves				
Revenue reserve	1,161.7	1,166.0	907.7	914.1
Share-based compensation reserve	23.8	16.8	23.8	16.8
Statutory reserve	6.1	5.9	-	-
Foreign currency translation reserve	(48.5)	(54.2)	-	-
Fair value reserve	(0.3)	(0.7)	(0.3)	(0.7)
Equity attributable to equity holders of the company	1,398.0	1,383.9	1,186.4	1,180.3
Minority interests	18.3	4.0	-	-
Total equity	1,416.3	1,387.9	1,186.4	1,180.3
Deferred taxation	99.4	47.9	27.8	30.9
Finance lease	5.6	3.8	-	-
Notes payable	-	200.0	-	200.0
Term loans	11.3	3.4	-	-
Other long-term liability	4.0	-	4.0	-
Deferred income	21.0	22.8	21.0	22.8
	1,557.6	1,665.8	1,239.2	1,434.0
Represented by:-				
Property, plant and equipment				
Freehold land and buildings	14.2	-	-	-
Leasehold land and buildings	460.8	451.1	-	-
Progress payments	4.9	5.5	0.3	0.7
Others	128.5	108.2	0.3	0.5
	608.4	564.8	0.6	1.2
Investment properties	7.0	-	410.4	434.5
Other non-current assets	12.1	8.2	12.1	8.2
Deferred tax assets	5.1	-	0.7	-
Subsidiary companies	-	-	540.7	43.3
Associated companies	333.5	333.3	270.8	270.8
Loan to a subsidiary	-	-	0.7	-
Loan to an associated company	0.8	1.2	0.8	1.2
Long-term investment	7.9	7.9	7.9	7.9
Joint venture company	0.3	-	-	-
Intangible assets	474.9	7.5	1.1	0.5
Current assets				
Trade debtors	123.8	52.4	6.0	4.0
Other debtors	11.7	6.9	2.8	5.1
Prepayments	13.1	2.9	2.1	1.6
Related companies	236.6	184.2	157.0	106.6
Associated companies	0.2	0.4	0.2	0.4
Loan to an associated company	0.6	0.6	0.6	0.6
Inventories	56.6	13.9	0.2	0.3
Short-term non-equity investments	20.4	44.4	20.4	44.4
Fixed deposits	83.9	600.0	83.1	599.2
Cash and bank balances	53.4	20.9	8.0	13.0
	600.3	926.6	280.4	775.2
Less: **Current liabilities**				
Term loans	31.9	0.4	-	-
Bank overdraft - secured	1.8	-	-	-
Trade creditors	136.9	117.8	19.6	19.3
Other creditors	67.4	9.0	9.5	1.8
Finance leases – current	0.8	0.4	-	-
Notes payable	200.0	-	200.0	-
Related companies	-	-	44.5	69.3
Provision for taxation	53.9	56.1	13.4	18.4
	492.7	183.7	287.0	108.8
Net current assets	107.6	742.9	(6.6)	666.4
	1,557.6	1,665.8	1,239.2	1,434.0

1(b) (ii) Aggregate amount of group's borrowings and debt securities

(In $ million)

Amount repayable in one year or less, or on demand

As at 31.03.2009		As at 31.03.2008	
Secured *	Unsecured	Secured *	Unsecured
12.2	222.3	0.4	0.4

Amount repayable after one year

As at 31.03.2009		As at 31.03.2008	
Secured *	Unsecured	Secured *	Unsecured
13.9	3.0	3.8	203.4

Details of any collateral

* Secured by property, plant and equipment and other assets belonging to certain subsidiaries in the Group.

1(c)A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED CASH FLOW STATEMENT
for Financial Year ended 31 March 2009 (in $ million)

	The Group	
	2008-09	**2007-08**
Cash flows from operating activities		
Profit before taxation	183.5	248.7
Adjustments for:		
Interest income	(6.9)	(15.7)
Interest on borrowings	6.7	6.1
Dividend from long-term investment	(1.1)	(1.1)
Depreciation and amortisation charges	64.6	59.2
Effects of exchange rate changes	(0.3)	0.5
Gain on disposal of property, plant and equipment	(0.5)	(0.3)
Gain on disposal of investment property	-	(17.3)
Share of profits of associated companies	(22.2)	(44.7)
Negative goodwill arising from acquisition of subsidiary	(2.5)	-
Income from purchase price warranty claim	(1.1)	-
Gain on disposal of held for sale assets	(2.0)	-
Loss on disposal of short-term non-equity investments	10.8	-
Share-based payment expense	7.6	7.8
Amortisation of deferred income, net of expenses	0.6	(1.4)
Operating profit before working capital changes	237.2	241.8
Decrease/(increase) in debtors	18.4	(0.5)
Increase in prepayments	(10.2)	(0.1)
Decrease/(increase) in inventories	9.8	(1.7)
Decrease/(increase) in amounts owing by related companies	8.2	(9.3)
Decrease in creditors	(25.9)	(30.5)
Decrease in amounts due from associated companies	0.2	0.3
Cash generated from operations	237.7	200.0
Interest paid to third parties	(6.7)	(6.1)
Income taxes paid	(47.4)	(38.7)
Net cash from operating activities	183.6	155.2
Cash flows from investing activities		
Capital expenditure	(28.1)	(15.1)
Investment in subsidiaries, net of cash acquired	(457.8)	-
Repayment of loan from associated company	0.4	0.8
Dividends from associated companies	18.3	15.6
Proceeds from disposal of property, plant and equipment	1.8	0.3
Proceeds from purchase price warranty claim	0.5	-
Proceeds from disposal of investment property	-	38.0
Proceeds from disposal of held for sale assets	5.2	-
Interest received from deposits	7.0	16.2
Proceeds from disposal of short-term non-equity investments	13.6	28.5
Capital expenditure for setting up associated companies	(3.8)	(8.2)
Acquisition of shares in subsidiary	(0.6)	-
Dividend from long-term investment	1.1	1.1
Net cash (used in)/from investing activities	(442.4)	77.2

CONSOLIDATED CASH FLOW STATEMENT
for Financial Year ended 31 March 2009 (in $ million)

	The Group	
	2008-09	**2007-08**
Cash flows from financing activities		
Repayment of term loans	(14.1)	(0.3)
Proceeds from term loans	-	1.3
Repayment of finance leases	(0.3)	(0.1)
Proceeds from issuance of share capital by subsisdiary to minority interests	0.5	-
Proceeds from exercise of share options	0.7	30.6
Dividends paid	(151.1)	(140.0)
Dividends paid by subsidiary companies to minority interests	(0.1)	(0.2)
Bank charges on sale and lease-back arrangement	(2.4)	(0.4)
Net cash used in financing activities	(166.8)	(109.1)
Net (decrease)/increase in cash and cash equivalents	(425.6)	123.3
Effects of exchange rate changes	1.0	(0.5)
Cash and cash equivalents at beginning of financial year	700.3	577.5
Cash and cash equivalents at end of financial year	275.7	700.3

1(d) (i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENTS OF CHANGES IN EQUITY
for the financial year ended 31 March 2009 (in $ million)

	Attributable to Equity Holders of the Company								
	Share Capital	Revenue Reserve	Share-based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
THE GROUP									
Balance at 31 March 2008	250.1	1,166.0	16.8	(0.7)	5.9	(54.2)	1,383.9	4.0	1,387.9
Transfer to statutory reserve	-	(0.2)	-	-	0.2	-	-	-	-
Net fair value changes on available-for-sale assets	-	-	-	0.4	-	-	0.4	-	0.4
Foreign currency translation	-	-	-	-	-	5.7	5.7	-	5.7
Net income/(expense) not recognised in the profit and loss account	-	(0.2)	-	0.4	0.2	5.7	6.1	-	6.1
Profit for the year	-	146.7	-	-	-	-	146.7	1.7	148.4
Net income recognised for the year	-	146.5	-	0.4	0.2	5.7	152.8	1.7	154.5
Issuance of shares	4.1	-	-	-	-	-	4.1	-	4.1
Issuance of share capital by subsidiary	-	-	-	-	-	-	-	0.5	0.5
Acquisition of shares in subsidiary	-	-	-	-	-	-	-	11.9	11.9
Disposal of shares in subsidiary	-	-	-	-	-	-	-	0.3	0.3
Share-based payment	-	-	7.6	-	-	-	7.6	-	7.6
Share options exercised and lapsed	1.0	0.3	(0.6)	-	-	-	0.7	-	0.7
Dividends, net	-	(151.1)	-	-	-	-	(151.1)	(0.1)	(151.2)
Balance at 31 March 2009	255.2	1,161.7	23.8	(0.3)	6.1	(48.5)	1,398.0	18.3	1,416.3
Balance at 31 March 2007	215.6	1,111.3	13.0	(0.1)	5.6	(31.2)	1,314.2	3.9	1,318.1
Transfer to statutory reserve	-	(0.3)	-	-	0.3	-	-	-	-
Net fair value changes on available-for-sale assets	-	-	-	(0.6)	-	-	(0.6)	-	(0.6)
Foreign currency translation	-	-	-	-	-	(23.0)	(23.0)	-	(23.0)
Net income/(expense) not recognised in the profit and loss account	-	(0.3)	-	(0.6)	0.3	(23.0)	(23.6)	-	(23.6)
Profit for the year	-	194.9	-	-	-	-	194.9	0.3	195.2
Net income and expense recognised for the year	-	194.6	-	(0.6)	0.3	(23.0)	171.3	0.3	171.6
Share-based payment	-	-	7.8	-	-	-	7.8	-	7.8
Share options exercised and lapsed	34.5	0.1	(4.0)	-	-	-	30.6	-	30.6
Dividends, net	-	(140.0)	-	-	-	-	(140.0)	(0.2)	(140.2)
Balance at 31 March 2008	250.1	1,166.0	16.8	(0.7)	5.9	(54.2)	1,383.9	4.0	1,387.9

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

STATEMENTS OF CHANGES IN EQUITY (Cont'd)
for the financial year ended 31 March 2009 (in $ million)

THE COMPANY	Share Capital	Revenue Reserve	Share-based Compensation Reserve	Fair Value Reserve	Total Equity
Balance at 31 March 2008	250.1	914.1	16.8	(0.7)	1,180.3
Net fair value changes on available-for-sale assets	-	-	-	0.4	0.4
Profit for the year	-	144.4	-	-	144.4
Net income recognised for the year	-	144.4	-	0.4	144.8
Issuance of shares	4.1	-	-	-	4.1
Share-based payment	-	-	7.6	-	7.6
Share options exercised and lapsed	1.0	0.3	(0.6)	-	0.7
Dividends, net	-	(151.1)	-	-	(151.1)
Balance at 31 March 2009	255.2	907.7	23.8	(0.3)	1,186.4
Balance at 31 March 2007	215.6	895.8	13.0	(0.1)	1,124.3
Net fair value changes on available-for-sale assets	-	-	-	(0.6)	(0.6)
Profit for the year	-	158.2	-	-	158.2
Net income and expense recognised for the year	-	158.2	-	(0.6)	157.6
Share-based payment	-	-	7.8	-	7.8
Share options exercised and lapsed	34.5	0.1	(4.0)	-	30.6
Dividends, net	-	(140.0)	-	-	(140.0)
Balance at 31 March 2008	250.1	914.1	16.8	(0.7)	1,180.3

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) Employee Share Option Plan

As at 31 March 2009, the number of share options of the Company outstanding was 67,001,325 (31 March 2008: 55,873,275).

During the period April 2008 to March 2009, 357,700 shares were exercised under the SATS Employee Share Option Plan, which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

The movement of share options of the Company during the financial year 2008-09 is as follows:

Date of Grant	Balance at 1.04.2008/ Date of grant*	Lapsed	Exercised	Balance at 31.03.2009	Exercise price #	Expiry date
28.3.2000	5,594,200	(515,500)	(54,800)	5,023,900	S$2.15	27.3.2010
3.7.2000	2,094,650	(225,300)	(36,000)	1,833,350	S$1.75	2.7.2010
2.7.2001	691,900	(176,950)	(13,700)	501,250	S$1.19	1.7.2011
1.7.2002	1,460,100	(223,650)	(8,500)	1,227,950	S$1.55	30.6.2012
1.7.2003	1,496,700	(57,300)	(47,900)	1,391,500	S$1.42	30.6.2013
1.7.2004	5,229,200	(83,300)	(36,000)	5,109,900	S$2.04	30.6.2014
1.7.2005	10,872,950	(176,700)	(31,200)	10,665,050	S$2.22	30.6.2015
3.7.2006	14,494,975	(242,050)	(129,600)	14,123,325	S$2.05	2.7.2016
2.7.2007	13,938,600	(220,600)	-	13,718,000	S$3.01	1.7.2017
1.7.2008	13,517,300	(110,200)	-	13,407,100	S$2.17	30.6.2018
	69,390,575	(2,031,550)	(357,700)	67,001,325		

* For the most recent grant

\# Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a $0.05 reduction in the exercise prices of all shares options outstanding on 30 July 2007. The exercise prices reflected here are the exercise prices after such adjustment. The Company has accounted for the modification in accordance to FRS 102. As the incremental fair value of the share options resulting from the modification is $nil, no adjustment is made to the share-based payment expenses in the current year.

(ii) Restricted Share Plan (RSP) and Performance Share Plan (PSP)

In addition to the Employee Share Option Plan, senior management staff are entitled to two share-based incentive plans, the RSP and PSP, which were approved by the shareholders of the Company on 19 July 2005.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% to 120% of the initial grant of the restricted shares and between 0% to 150% of the initial grant of the performance shares.

As at 31 March 2009, the number of shares outstanding under the Company's Restricted Share Plan ("RSP") and Performance Share Plan ("PSP") were 1,008,994 and 330,850.

The details of the shares awarded under RSP and PSP are as follows:

	Number of Restricted Shares			
Date of grant	Balance at 01.04.2008/later date of grant	Vested	Cancelled	Balance at 31.03.2009
RSP				
02.10.2006	176,926	(87,910)	(4,972)	84,044
27.07.2007	345,750	-	(23,400)	322,350
1.11.2007	41,000	-	-	41,000
28.7.2008	582,700	-	(21,100)	561,600
	1,146,376	(87,910)	(49,472)	1,008,994

	Number of Performance Shares			
Date of grant	Balance at 01.04.2008/later date of grant	Vested	Cancelled	Balance at 31.03.2009
PSP				
02.10.2006	85,650	-	-	85,650
27.07.2007	98,200	-	-	98,200
1.11.2007	55,000	-	-	55,000
28.07.2008	92,000	-	-	92,000
	330,850	-	-	330,850

1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

As At 31 March 2009	As at 31 March 2008
1,079,236,594	1,076,502,080

1(d)(iv) A statement showing all sales, transfer, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.

Not applicable

2 Whether the figures have been audited, or reviewed and in accordance with which standard.

The figures have been audited in accordance with Singapore Standards on Auditing.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

See attached auditor's report.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at 31 March 2008 except for the adoption of the Financial Reporting Standards (FRS) and INT FRS that are mandatory for financial year beginning on or after 1 April 2008. The adoption of these FRS and INT FRS has no significant impact to the Group.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6 Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	THE GROUP			
	4th Quarter		Financial Year	
	2008-09	2007-08	2008-09	2007-08
Earnings per share based on net profit attributable to shareholders (cents):				
(i) Basic *	3.9	4.5	13.6	18.2
(ii) Diluted **	3.9	4.4	13.6	17.9

* Based on weighted average number of fully paid shares in issue.

** Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	As at 31.03.2009	As at 31.03.2008	As at 31.03.2009	As at 31.03.2008
Net asset value per ordinary share (cents)	129.5	128.6	109.9	109.6

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP FINANCIAL PERFORMANCE

Financial Year 2008-09

Group operating profit for the year was $170.9 million, a year-on-year decrease of $3.4 million or 2%. Profit attributable to equity holders for the year ended 31 March 2009 was $146.7 million, $48.2 million or 24.7% lower than prior year. This was mainly due to lower profit contributions from overseas associated companies, loss on disposal of short-term non-equity investment and lower interest income. Additional costs from Terminal 3 operations at Changi Airport of $20 million compared to $5 million in FY2007-08 also led to profit reduction.

The Group introduced many cost management and reduction schemes in response to the weakening operating environment. They helped limit the decline in operating profit to 2%. The jobs credit scheme benefit of $12.3 million, a part of the one-off resilience package from the Singapore Government, has also helped to mitigate the impact of declining aviation revenue in Singapore during the financial year.

In addition, last year's results had the benefit of a one-off gain on sale of SATS Express Courier Centre 2 building of $15.5 million. Excluding this one-off gain last year, the current year's net profit attributable to equity holders would have been $32.7M million or 18.2% lower than prior year.

Group operating revenue crossed the billion-dollar mark for the first time to $1.1 billion. The $104.1 million or 10.9% increase was mainly due to a two-month revenue contribution of $110.2 million from Singapore Food Industries (SFI), which became a subsidiary on 20 January 2009.

The business segmental revenue and its composition are summarised below:

	Revenue				
	FY08/09 $M	%	FY07/08* $M	%	Growth %
Airport Services	508.2	47.9	506.7	52.9	0.3
Food Solutions	541.0	50.9	436.6	45.6	23.9
Corporate	12.9	1.2	14.7	1.5	(12.2)
Total	**1,062.1**	**100.0**	**958.0**	**100.0**	**10.9**

* Revenue from aircraft interior cleaning of $24.8 million is reclassified from Food Services business to Airport Services business to be consistent with current period presentation.

Both airport services and food solutions contributed almost equally to the total revenue. Despite the challenges and weakness in the global economy, revenue from airport services grew $1.5 million or 0.3% to $508.2 million and accounted for 47.9% of Group revenue. With the revenue contribution from SFI, revenue from food solutions increased by $104.4 million or 23.9% to $541.0 million and accounted for 50.9% of Group revenue.

The inclusion of SFI also saw group expenditure rise $107.5 million or 13.7% to $891.2 million, with raw material and staff costs being the key contributors to higher expenditure.

Profit contribution from overseas through associated companies fell $22.5 million or 50.3% to $22.2 million as a result of weaker demand due to prevailing economic downturn and higher operating costs, especially in the North Asia operations.

Group taxation for the year was $35.1 million, $18.4 million or 34.4% lower than prior year mainly due to lower profit and a 1% point cut in Singapore corporate tax rate to 17%.

Fourth Quarter 2008-09

Group operating profit was $45.7 million for the fourth quarter, $11.9 million or 35.2% higher than the year before. Eliminating the impact of the jobs credit scheme, operating profit would have remained flat. The consolidation of new businesses had offset the negative impact of the weakening economy during 4Q FY2008-09.

The group earned a net profit attributable to equity holders of $42.2 million in the fourth quarter ended 31 March 2009, $5.9 million or 12.3% lower than a year ago. Last year's fourth quarter results had the benefit of a one-off gain on sale of SATS Express Courier Centre 2 building of $15.5 million. Excluding this one-off gain last year, the fourth quarter's net profit attributable to equity holders would have been $9.6 million or 29.4% higher compared to the same quarter last year.

Group revenue rose $82.9 million or 34% to $326.5 million, while expenditure increased $71 million or 33.8% to $280.8 million, led by higher raw material costs.

Balance Sheet Review

The consolidation of SFI's assets and liabilities as at 31 March 2009 has impacted the Group balance sheet in the following manners:

- Increase in both current and non-current liabilities from SFI's creditors' balances, outstanding term loans and finance leases
- Increase in fixed assets, debtors and other current assets
- Increase in other non-current assets, primarily the goodwill and identified intangibles like brand names, licenses and customer relationships
- Decrease in cash and cash equivalents after the payout for SFI acquisition offset by SFI's cash balances

In addition, the long-term loan has decreased due to the reclassification of $200 million medium-term to current liabilities. The medium-term notes are repayable on 2 September 2009.

Total equity of the Group stood at $1,416.3 million as at 31 March 2009, an increase of $28.4 million or 2% compared to last year, arising from the profits earned for the year and increase in minority interests, attributable to acquisition of Singapore Foods Industries (SFI). The increase was partially offset by payment of final dividend of $107.9 million for FY2007-08 and interim dividend of $43.2 million for FY2008-09.

Cash Flow Review

Cash from operating activities has increased over the prior year due mainly to improved working capital management offset by higher tax payments. On the other hand, there is a net cash outflow in the investing activities as compared to a net cash inflow in the prior year as a result of acquisitions of new subsidiaries, lower interest income, higher capital expenditure in current year and the proceeds from sale of ECC2 in the previous financial year.

An additional $57.7 million or 52.9% was used in the financing activities, arising from higher dividend payment to the shareholders of the company, repayment of term loans and lower proceeds from the exercise of share options.

Therefore, the Group cash and cash equivalents decreased $424.6 million to $275.7 million as at 31 March 2009.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

OUTLOOK

The weak global economic condition is expected to continue in the foreseeable future. However, our financial position remains strong and robust with respect to the current environment.

The addition of SFI will contribute positively to the Group's performance, mitigating our exposure to the aviation industry. SFI has been de-listed since 22 April 2009. It is now a wholly owned subsidiary. The SFI acquisition will be earnings-accretive and will add to the Group's cash streams.

The recent A(H1N1) flu outbreak may cause a delay in the recovery of the aviation industry. While Singapore has lowered its pandemic alert status level, the World Health Organisation continues to urge countries to be vigilant. Should the situation worsen, the Group's near-term performance may be affected.

11 Dividends

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of dividend	Interim	Final
Dividend type	Cash	Cash
Dividend amount per share	4 cents per ordinary share	6 cents per ordinary share
Tax rate	Tax exempt (one-tier)	Tax exempt (one-tier)

In FY2007-08, the Company paid a total dividend of 14 cents per share in view of its capital structure while at the same time retaining the financial flexibility to pursue appropriate investments. Taking into consideration the Company's financial performance in FY2008-09 and its acquisition of SFI, the Board has recommended a final dividend of 6 cents per share. Including the interim dividend of 4 cents per share paid earlier on 28 November 2008, the total dividend will be 10 cents per share, which represents a dividend payout ratio of 73.5% of net profit attributable to equity holders, compared to 77.5% for FY2007-08. The final dividend, upon shareholders' approval, will be paid on 14 August 2009.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of dividend	Interim	Final
Dividend type	Cash	Cash
Dividend amount per share	4 cents per ordinary share less tax	10 cents per ordinary share less tax
Tax rate	Tax exempt (one-tier)	Tax exempt (one-tier)

(c) Date Payable

The final dividend, if approved by Shareholders on 28 July 2009, will be paid on 14 August 2009.

(d) Books Closure Date

Notice is hereby given that, subject to Shareholders' approval being obtained for the declaration of the final dividend to be paid on 14 August 2009, the Transfer Books and the Register of Members of the Company will be closed on 4 August 2009 for the preparation of dividend warrants. Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 pm on 3 August 2009 will be registered to determine shareholders' entitlements to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 3 August 2009 will be entitled to the proposed final dividend.

12 If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13 Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

13.1 <u>BY INDUSTRY</u> (in $ million)

	Food Solutions	Airport Services	Corporate	Eliminations	Total
<u>Financial year ended 31 March 2009</u>					
Revenue					
External revenue	541.0	508.2	12.9	-	1,062.1
Inter-segment revenue	2.8	2.6	64.3	(69.7)	-
Total revenue	543.8	510.8	77.2	(69.7)	1,062.1
Operating profit	96.5	70.9	3.5	-	170.9
Interest income	0.4	0.2	6.8	(0.5)	6.9
Interest on borrowings	(0.7)	-	(6.5)	0.5	(6.7)
Gross dividend from long-term investment	-	-	1.1	-	1.1
Share of profits of associated companies	8.2	14.0	-	-	22.2
Gain on disposal of property, plant and equipment	-	0.4	0.1	-	0.5
Amortisation of deferred income	-	-	(0.6)	-	(0.6)
Loss on disposal of short-term non-equity investment	-	-	(10.8)	-	(10.8)
Profit before taxation	104.4	85.5	(6.4)	-	183.5
Taxation	(18.3)	(13.2)	(3.6)	-	(35.1)
Profit after taxation	86.1	72.3	(10.0)	-	148.4
<u>As at 31 March 2009</u>					
Segment assets	582.3	405.4	722.6	-	1,710.3
Associated companies	71.1	262.2	0.2	-	333.5
Deferred tax assets	1.5	2.9	0.7	-	5.1
Loan to an associated company	1.4	-	-	-	1.4
Total assets	656.3	670.5	723.5	-	2,050.3
Current liabilities	164.1	45.6	29.1	-	238.8
Long-term liabilities	11.6	5.3	25.0	-	41.9
Notes payable	-	-	200.0	-	200.0
Tax liabilities	32.5	24.3	96.5	-	153.3
Total liabilities	208.2	75.2	350.6	-	634.0
Capital expenditure	12.4	18.5	1.7	-	32.6
Depreciation and amortisation expenses	24.7	36.0	3.9	-	64.6
Non-cash items other than depreciation and amortisation expenses	-	6.5	(1.2)	-	5.3

13.1 **BY INDUSTRY (cont'd)** (in $ million)

	Food Solutions	Airport Services	Corporate	Eliminations	Total
Financial year ended 31 March 2008					
Revenue					
External revenue	461.4	481.9	14.7	-	958.0
Inter-segment revenue	3.1	2.8	68.2	(74.1)	-
Total revenue	464.5	484.7	82.9	(74.1)	958.0
Operating profit	104.2	56.5	13.6	-	174.3
Interest income	0.6	0.7	15.7	(1.3)	15.7
Interest on borrowings	(0.1)	-	(7.3)	1.3	(6.1)
Gross dividend from long-term investment	-	-	1.1	-	1.1
Share of profits of associated companies	14.9	29.8	-	-	44.7
Gain on disposal of property, plant and equipment	-	0.3	-	-	0.3
Amortisation of deferred income	-	-	1.4	-	1.4
Exceptional item	-	-	17.3		17.3
Profit before taxation	119.6	87.3	41.8	-	248.7
Taxation	(22.5)	(17.7)	(13.3)	-	(53.5)
Profit after taxation	97.1	69.6	28.5	-	195.2
As at 31 March 2008					
Segment assets	404.3	435.5	674.6	-	1,514.4
Associated companies	70.8	262.3	0.2	-	333.3
Loan to an associated company	1.8	-	-	-	1.8
Total assets	476.9	697.8	674.8	-	1,849.5
Current liabilities	47.4	59.1	21.1	-	127.6
Long-term liabilities	3.4	3.8	22.8	-	30.0
Notes payable	-	-	200.0	-	200.0
Tax liabilities	27.3	27.3	49.4	-	104.0
Total liabilities	78.1	90.2	293.3	-	461.6
Capital expenditure	7.0	12.6	1.0	-	20.6
Depreciation and amortisation expenses	23.8	26.4	9.0	-	59.2
Non-cash items other than depreciation and amortisation expenses	-	6.9	(0.1)	-	6.8

13.2 BY GEOGRAPHICAL LOCATION (in $ million)

	Singapore	UK	Others	Total
Financial year ended 31 March 2009				
Revenue	982.6	62.3	17.2	1,062.1
As at 31 March 2009				
Segment assets	1,505.8	177.2	27.3	1,710.3
Associated companies	0.2	-	333.3	333.5
Deferred tax assets	1.6	0.2	3.3	5.1
Loan to an associated company	-	-	1.4	1.4
Total assets	1,507.6	177.4	365.3	2,050.3
Capital expenditure	29.4	2.7	0.5	32.6
Financial year ended 31 March 2008				
Revenue	958.0	-	-	958.0
As at 31 March 2008				
Segment assets	1,500.8	-	13.6	1,514.4
Associated companies	0.2	-	333.1	333.3
Loan to an associated company	-	-	1.8	1.8
Total assets	1,501.0	-	348.5	1,849.5
Capital expenditure	20.6	-	-	20.6

14 In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Please refer to note 8.

15 A breakdown of sales.

(in $ million)	THE GROUP			
	2008-09	2007-08	% Change	
(a) Turnover reported for first half year	493.2	469.9	+	5.0
(b) Profit after tax reported for first half-year	67.2	96.7	-	30.5
(c) Turnover reported for second half year	568.9	488.1	+	16.6
(d) Profit after tax reported for second half-year	81.2	98.5	-	17.6

16 A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

($ million)	2008-09	2007-08
Ordinary dividend		
- Interim	43.2	43.1
- Final *	64.7	107.9
Total	107.9	151.0

* 2008-09 final dividend is estimated based on number of shares issued as at the end of the financial year

17 Interested Person Transactions

17.1 The interested person transactions entered into during the financial year ended 31 March 2009 are as follows:

Name of Interested Person	Aggregate value of all interested person transactions entered into during the financial year below (excluding transactions of value less than S$100,000 and transactions conducted under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) 2008-09 $'000	Aggregate value of all interested person transactions entered into during the financial year below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000) 2008-09 $'000
Singapore Airlines Limited	-	21,780
SIA Engineering Company Limited	-	6,750
Tiger Airways Pte Ltd	-	5,920
Jetstar Asia Airways Pte Ltd	-	5,100
Valuair Ltd	-	2,640
Seraya Energy Pte Ltd	-	1,100
ST Synthesis Pte Ltd	-	420
ST Electronics (Info Comm Systems) Pte Ltd	-	353
Certis Cisco Security Pte Ltd	-	345
Singapore Airlines Cargo Pte Ltd	-	300
Singapore Computer Systems Limited	-	200
Ambrosia Investment Pte Ltd	334,500	-
Total	334,500	44,908

Note: All the transactions set out in the above table were based on records from the Group's Register of Interested Persons Transactions for the financial period under review, and include transactions whose durations exceed the financial period under review and/or multiple transactions with the same interested person. The transactions were based on actual or estimated values of the transactions for the entire duration of the relevant transactions in the case of fixed term contracts or annual/periodic values of the transactions in the case of open-ended contracts, taking into account agreed rates.

BY ORDER OF THE BOARD
Shireena Woon
Company Secretary
11 May 2009
Singapore

Singapore Company Registration No: 197201770G

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We have audited the accompanying financial statements of Singapore Airport Terminal Services Limited (the Company) and its subsidiaries (collectively, the Group) set out on pages # to #, which comprise the balance sheets of the Group and the Company as at 31 March 2009, the statements of changes in equity of the Group and the Company, the profit and loss account and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards. This responsibility includes devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss account and balance sheets and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(i) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2009 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

(ii) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act."

ERNST & YOUNG LLP
Public Accountants and Certified Public Accountants

SINGAPORE
Dated this 8th day of May 2009

Note: # The page numbers are stated in the Independent Auditors' report dated 8th May 2009 included in the Singapore Airport Terminal Services Limited Annual Report for the financial year ended 31 March 2009.

No. 04/09

11 May 2009

SATS POSTS FULL-YEAR PROFIT OF $147M
Proposes final ordinary dividend of 6 cents per share

HIGHLIGHTS OF THE SATS GROUP'S RESULTS

(in S$ million)	FY2008-09 (Apr 08 - Mar 09)	Year-on-Year change (%)	4Q FY2008-09 (Jan - Mar 09)	Year-on-Year change (%)
Operating revenue	1,062.1	10.9	326.5	34.0
Operating profit	170.9	(2.0)	45.7	35.2
Share of profits of assoc. companies	22.2	(50.3)	4.0	(25.9)
Other non-operating income/(expenses)	(9.6)	n.m.	(3.1)	n.m.
Profit before tax	183.5	(26.2)	46.6	(20.9)
Profit attributable to equity holders	146.7	(24.7)	42.2	(12.3)
Earnings per share (cents) - basic	13.6	(25.3)	3.9	(13.3)

n.m. - not meaningful

GROUP EARNINGS

FY2008-09 (1 April 2008 - 31 March 2009)

Group operating revenue crossed the billion-dollar mark for the first time to $1.06 billion. The 10.9% (+$104.1 million) increase was mainly due to a two-month revenue contribution of $110.2 million from Singapore Food Industries (SFI), which became a subsidiary on 20 January 2009. The Group also started consolidating results of Country Foods Macau and SATS Hong Kong, as they became subsidiaries in 3Q FY2008-09.

Note: The SATS Group's audited results for the fourth quarter and full year ended 31 March 2009 were announced on 11 May 2009. A summary of the financial statistics is shown in Annex A. (All monetary figures are in Singapore Dollars. The Group comprises the parent holding unit, its subsidiaries and associated companies).

Group operating profit dropped 2% (-$3.4 million) to $170.9 million on the back of a 1.6% fall in aviation revenue.

FY2008-09 saw the full-year impact of additional costs from the change in operating modus with Terminal 3 opening at Changi Airport (T3). The annual cost increase was $20 million compared to $5 million in FY2007-08. T3 operations started in 4Q FY2007-08.

The Group introduced many cost management and reduction schemes in response to the weakening operating environment. They helped limit the decline in operating profit to 2%. The jobs credit scheme benefit of $12.3 million, a part of the one-off resilience package from the Singapore Government, has also helped to mitigate the impact of declining aviation revenue in Singapore during the financial year.

The weaker aviation industry also caused contribution from associates to fall 50.3% (-$22.5 million) to $22.2 million. In addition, some joint ventures such as Beijing Aviation Ground Services and Taj SATS Air Catering are now exposed to higher structural operating costs from their capacity expansion.

Other non-operating income contracted due to a one-off loss on disposal of short-term non-equity investments of $10.8 million and lower interest income, which fell 56.1% (-$8.8 million) to $6.9 million. FY2007-08 results were impacted by a $17.3 million one-off exceptional gain on the sale of SATS Express Courier Centre 2 building (ECC2).

Consequently, profit before tax for the Group declined 26.2% (-$65.2 million) to $183.5 million while net profit attributable to equity holders was 24.7% lower (-$48.2 million) at $146.7 million.

If SFI's contribution is excluded, Group revenue would have been $951.9 million. Profit before tax and net profit attributable to equity holders would be $177.2 million and $141.9 million respectively.

<u>4Q FY2008-09 (1 January to 31 March 2009)</u>

With the addition of SFI, Group operating revenue grew 34% (+$82.9 million) to $326.5 million while operating expenditure increased 33.8% (+$71 million) to $280.8 million. Eliminating the impact of the jobs credit scheme, operating profit would have remained flat. The consolidation of new businesses had offset the negative impact of the weakening economy during 4Q FY2008-09.

Share of associates' profits dropped 25.9% (-$1.4 million) to $4 million while other non-operating income declined due to lower interest income arising from lower cash balance and interest rates. These, together with the one-off exceptional gain on ECC2 sale reflected in the 4Q FY2007-08 results, led to a 20.9% (-$12.3 million) drop in profit

before tax to $46.6 million and a net profit attributable to equity holders of $42.2 million, compared to $48.1 million for the same period a year ago.

GROUP FINANCIAL POSITION (as at 31 March 2009)

Total equity of the Group rose 2% (+$28.4 million) to $1,416.3 million.

Total assets grew 10.9% (+$200.8 million) to $2,050.3 million.

Net asset value per share stood at $1.29 while debt equity ratio was 0.18.

Free cash flow generated during the year increased 11% (+$15.4 million) to $155.5 million.

The Group's cash balance was $296.1 million as at 31 March 2009.

GROUP OPERATING PERFORMANCE

Flights handled posted a positive growth in FY2008-09 while all other indices showed contractions compared to the last financial year. In the fourth quarter of FY2008-09, all operating indices recorded declines over the corresponding period last year as the global demand for air travel and cargo remained weak in the prevailing economic downturn.

	FY2008-09	FY2007-08	% change
Passengers handled ('M)	30.91	31.65	- 2.3
Meals produced ('M)	25.19	25.72	- 2.1
Flights handled ('000)	88.16	85.95	+ 2.6
Cargo/mail processed ('000 tonnes)	1,460.86	1,573.26	- 7.1
	4Q FY2008-09	4Q FY2007-08	% change
Passengers handled ('M)	7.03	7.89	- 11.0
Meals produced ('M)	5.70	6.52	- 12.6
Flights handled ('000)	21.20	21.59	- 1.8
Cargo/mail processed ('000 tonnes)	304.25	385.34	- 21.0

DIVIDENDS

In FY2007-08, the company paid a total dividend of 14 cents per share in view of its capital structure while at the same time retaining the financial flexibility to pursue appropriate investments. Taking into consideration the company's financial performance in FY2008-09 and its acquisition of SFI, the Board has recommended a final dividend of 6 cents per share. Including the interim dividend of 4 cents per share paid earlier on 28 November 2008, the total dividend will be 10 cents per share, which represents a dividend payout ratio of 73.5% of net profit attributable to equity holders, compared to 77.5% for FY2007-08. The final dividend, upon shareholders' approval, will be paid on 14 August 2009.

OUTLOOK

The weak global economic condition is expected to continue in the foreseeable future. However, our financial position remains strong and robust with respect to the current environment.

The addition of SFI will contribute positively to the Group's performance, mitigating our exposure to the aviation industry. SFI has been de-listed since 22 April 2009. It is now a wholly owned subsidiary. The SFI acquisition will be earnings-accretive and will add to the Group's cash streams.

The recent A(H1N1) flu outbreak may cause a delay in the recovery of the aviation industry. While Singapore has lowered its pandemic alert status level, the World Health Organisation continues to urge countries to be vigilant. Should the situation worsen, the Group's near-term performance may be affected.

ABOUT SINGAPORE AIRPORT TERMINAL SERVICES LIMITED (SATS)

With over 60 years of operating experience and an emerging global presence, SATS is Singapore's leading provider of Airport Services and Food Solutions.

Our comprehensive scope of Airport Services encompasses airfreight handling, passenger services, ramp handling, baggage handling, aviation security, aircraft interior cleaning while our Food Solutions business comprises inflight catering, food trading and logistics, industrial catering, chilled and frozen food manufacturing as well as airline linen laundry.

Listed on the Singapore Exchange since May 2000, SATS is a subsidiary of Singapore Airlines (SIA). For more information on SATS, please visit www.sats.com.sg.

ANNOUNCEMENT INFORMATION

The complete SATS Group's 4Q and FY2008-09 results are available on the following websites: www.sats.com.sg and www.irasia.com/listco/sg/sats/index.htm.

INVESTOR AND MEDIA CONTACTS:

Sandy Leng (Ms)
Senior Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Evangelina Wee (Ms)
Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9185 5105 (after office hours)
Fax: (65) 6339 9578
Email: ewee@gavinanderson.com.sg

GROUP FINANCIAL STATISTICS

	FY2008-09	FY2007-08	4Q FY2008-09	4Q FY2007-08
Financial Results (S$ million)				
Total revenue	1,062.1	958.0	326.5	243.6
Total expenditure	891.2	783.7	280.8	209.8
Operating profit	170.9	174.3	45.7	33.8
Share of profits from associated companies	22.2	44.7	4.0	5.4
Other non-operating income / (expenses)	(9.6)	12.4	(3.1)	2.4
Exceptional item	-	17.3	-	17.3
Profit before taxation	183.5	248.7	46.6	58.9
Profit attributable to equity holders	146.7	194.9	42.2	48.1
Per Share Data				
Earnings after tax (cents) - basic [R1]	13.6	18.2	3.9	4.5
- diluted [R2]	13.6	17.9	3.9	4.4
Return on turnover (%)	14.0	20.4	13.2	19.7

Financial Position (S$ million)	As at 31 Mar 2009	As at 31 Mar 2008
Share capital	255.2	250.1
Revenue reserve	1,161.7	1,166.0
Foreign currency translation reserve	(48.5)	(54.2)
Share-based compensation reserve	23.8	16.8
Statutory reserve	6.1	5.9
Fair value reserve	(0.3)	(0.7)
Equity attributable to equity holders	1,398.0	1,383.9
Total assets	2,050.3	1,849.5
Total debt	251.4	208.0
Total debt equity ratio (times) [R3]	0.18	0.15
Net asset value per share ($) [R4]	1.29	1.29

R1 Earnings after tax per share (basic) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue.

R2 Earnings after tax per share (diluted) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

R3 Total debt equity ratio is total debt divided by equity attributable to equity holders.

R4 Net asset value per share is computed by dividing equity attributable to equity holders by the number of ordinary shares in issue.

11 May 2009

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Sats

4Q & FY2008/09 Performance Review

Forward Looking Statements

This presentation may contain forward-looking statements regarding, among other things, the Company's outlook, business and strategy which are current as of the date they are made. These forward-looking statements are based largely on the current assumptions, expectations and projections of the directors and management of SATS about our business, and the industry and markets in which we operate. These statements are not guarantees of SATS' future performance and are subject to a number of risks and uncertainties, some of which are beyond the Company's control and are difficult to predict. Future developments and actual results could differ materially from those expressed in the forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information will prove to be accurate. SATS does not undertake to update these forward-looking statements to reflect events or circumstances which arise after publication.

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FY08/09 Highlights

- Despite the economic downturn, group revenue crossed the billion-dollar mark to $1.06B and PATMI was $147M
- Free cash flow generated during the year was $155.5M; cash balance was $296.1M as at 31 Mar 09
- Debt to equity ratio remained conservative at 0.18
- Total assets grew 11% to $2.05B and total equity rose 2% to $1.42B as at 31 Mar 09
- Board recommends a final dividend of 6 cents. Including interim dividend of 4 cents, total dividend payout will be 73.5%

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FY08/09 Financials

($M)	FY08/09	FY07/08	% Change
Operating Revenue	1,062.1	958.0	10.9
Operating Expenditure	891.2	783.7	13.7
Operating Profit	170.9	174.3	(2.0)
EBITDA	233.7	235.2	(0.6)
Share of Profits from Associated Companies	22.2	44.7	(50.3)
Other Non-Operating Income / (Expenses)	(9.6)	12.4	nm
Exceptional Item	-	17.3	nm
PBT	183.5	248.7	(26.2)
PATMI	146.7	194.9	(24.7)

PBT at $184M and PATMI at $147M

nm: not meaningful

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Normalised Profit Before Tax

($M)	FY08/09	FY07/08	% Change
PBT	183.5	248.7	(26.2)
Add / Less Adjustments for:			
Exceptional gain from sale of ECC2	-	(17.3)	
One-off loss on disposal of short-term investments	10.8		
3 quarters of additional costs from T3 ops	15.0		
Jobs credit scheme benefit	(12.3)		
Contributions from new subsidiaries	(8.1)		
Other one-off provisions	6.0		
Adjusted PBT	194.9	231.4	(15.8)

Normalised PBT 6% higher at $195M
Y-o-Y would see a 16% decline vs 26% decline in PBT

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4Q08/09 Financials

($M)	4Q08/09	4Q07/08	% Change
Operating Revenue	326.5	243.6	34.0
Operating Expenditure	280.8	209.8	33.8
Operating Profit	45.7	33.8	35.2
EBITDA	66.2	49.0	35.1
Share of Profits from Associated Companies	4.0	5.4	(25.9)
Other Non-Operating Income / (Expenses)	(3.1)	2.4	nm
Exceptional Item	-	17.3	nm
PBT	46.6	58.9	(20.9)
PATMI	42.2	48.1	(12.3)

- Revenue contributions from SFI ($110.2M), CF Macau and SATS HK cushioned impact of weaker business volumes
- Jobs credit scheme benefit mitigated declining Singapore aviation revenue
- Lower Associates' profits from JVs in China and India
- Lower interest income on lower cash balance and rates

SFI's accretive contribution and the jobs credit scheme benefit resulted in 35% rise in operating profit

nm: not meaningful

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Q-o-Q Highlights

($M)	4Q08/09	3Q08/09	% Change	2Q08/09	1Q08/09
Operating Revenue	326.5	242.4	34.7	249.2	244.0
Operating Expenditure	280.8	199.0	41.1	205.6	205.8
Operating Profit	45.7	43.4	5.3	43.6	38.2
Share of Profits from Associated Companies	4.0	6.2	(35.5)	7.7	4.4
Other Non-Operating Income / (Expenses)	(3.1)	0.8	nm	(8.8)	1.5
PBT	46.6	50.4	(7.5)	42.5	44.1
PATMI	42.2	37.6	12.2	32.4	34.5

4Q operating profit held up by SFI's contribution and jobs credit scheme benefit

nm: not meaningful

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Q-o-Q - Excluding SFI

($M)	4Q08/09	3Q08/09	% Change
Operating Revenue	216.3	242.4	(10.8)
Operating Expenditure	176.4	199.0	(11.4)
Operating Profit	39.9	43.4	(8.1)
Share of Profits from Associated Companies	4.0	6.2	(35.5)
Other Non-Operating Income / (Expenses)	(3.7)	0.8	nm
PBT	40.2	50.4	(20.2)
PATMI	37.4	37.6	(0.5)

nm: not meaningful

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FY08/09 Financials - Excluding SFI

($M)	4Q08/09	4Q07/08	% Change	FY08/09	FY07/08	% Change
Operating Revenue	216.3	243.6	(11.2)	951.9	958.0	(0.6)
Operating Expenditure	176.4	209.8	(15.9)	786.7	783.7	0.4
Operating Profit	39.9	33.8	18.0	165.2	174.3	(5.2)
Share of Profits from Associated Companies	4.0	5.4	(25.9)	22.2	44.7	(50.3)
Other Non-Operating Income / (Expenses)	(3.7)	2.4	nm	(10.2)	12.4	nm
Exceptional Item	-	17.3	nm	-	17.3	nm
PBT	40.2	58.9	(31.7)	177.2	248.7	(28.7)
PATMI	37.4	48.1	(22.2)	141.9	194.9	(27.2)

nm: not meaningful

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Group Margins & Ratios

	4Q08/09 (%)	4Q07/08 (%)	Change	FY08/09 (%)	FY07/08 (%)	Change
Operating Margin	14.0	13.9	0.1	16.1	18.2	(2.1)
EBITDA Margin	20.3	20.1	0.2	22.0	24.6	(2.6)
PBT Margin	14.3	24.2	(9.9)	17.3	26.0	(8.7)
Net Margin	13.2	19.7	(6.5)	14.0	20.4	(6.4)

	FY08/09	FY07/08	% Change
Earnings Per Share (cents)	13.6	18.2	(25.3)
	As at 31 Mar 09	As at 31 Mar 08	
Net Asset Value Per Share ($)	1.29	1.29	
Debt Equity Ratio	0.18	0.15	

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Group Segmental Revenue

($M)	4Q08/09	4Q07/08	% Change	FY08/09	FY07/08	% Change
By Business:						
Airport Services	115.2	128.0	(10.0)	508.2	506.7	0.3
Food Solutions	205.0	112.5	82.2	541.0	436.6	23.9
Corporate	6.3	3.1	103.2	12.9	14.7	(12.2)
Total	326.5	243.6	34.0	1,062.1	958.0	10.9
By Industry:						
Aviation	207.4	237.9	(12.8)	919.9	934.7	(1.6)
Non-Aviation	119.1	5.7	nm	142.2	23.3	nm
Total	326.5	243.6	34.0	1,062.1	958.0	10.9
By Geographical Location:						
Singapore	254.0	243.6	4.3	982.6	958.0	2.6
Overseas	72.5	-	nm	79.5	-	nm
Total	326.5	243.6	34.0	1,062.1	958.0	10.9

nm: not meaningful

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Composition of Revenue by Business - FY08/09


Corporate
(1.5%)
1.2%
47.9%
50.9%
Airport Services
(52.9%)
Food Solutions
(45.6%)

SFI and CF Macau contributed to growth in Food Solutions revenue

Airport Services: ***ground and cargo handling, aviation security, aircraft interior cleaning and cargo delivery and management***

Food Solutions: ***inflight catering, food logistics, industrial catering, chilled and frozen food manufacturing, and airline linen and laundry***

Figures in ( ) refer to composition for FY07/08

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Composition of Revenue by Industry - FY08/09


Non-Aviation
(2.4%)
13.4%
Aviation
(97.6%)
86.6%

SFI led the growth in non-aviation revenue

Non-Aviation Revenue encompasses revenues from SFI, Country Foods and CF Macau
Figures in ( ) refer to composition for FY07/08

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Group Expenditure

($M)	4Q08/09	4Q07/08	% Change	FY08/09	FY07/08	% Change
Staff Costs	114.5	115.3	(0.7)	442.8	426.7	3.8
Cost of Raw Materials	85.2	22.3	282.1	155.4	86.4	79.9
Licensing Fees	13.1	15.9	(17.6)	59.9	61.9	(3.2)
Depreciation & Amortisation	20.9	14.7	42.2	64.6	59.2	9.1
Company Accommodation & Utilities	21.0	20.2	4.0	77.1	69.7	10.6
Other Costs	26.1	21.4	22.0	91.4	79.8	14.5
Total	280.8	209.8	33.8	891.2	783.7	13.7

- **Higher costs due to dual terminal ops for SIA**
- **Staff costs include $12.3m jobs credit scheme benefit**
- **Excluding new businesses, expenditure would have been flat**

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Associates' Results - Proportionate Accounting

($M)	FY08/09	FY07/08	% Change
Turnover by Business	241.8	349.6	(30.8)
Airport Services	171.3	247.5	(30.8)
Food Solutions	70.5	102.1	(31.0)
Turnover by Region	241.8	349.6	(30.8)
West Asia	45.8	69.0	(33.6)
North Asia	144.6	211.2	(31.5)
SEA & Australasia	51.4	69.4	(25.9)
EBITDA by Business	54.6	76.6	(28.7)
Airport Services	41.6	57.4	(27.5)
Food Solutions	13.0	19.2	(32.3)
EBITDA by Region	54.6	76.6	(28.7)
West Asia	11.8	16.7	(29.3)
North Asia	29.4	46.9	(37.3)
SEA & Australasia	13.4	13.0	3.1

- Weaker contributions from JVs in India due to weaker economic situation
- Weaker contributions from JVs in China attributed to structural changes eg. labour law, and additional capacity

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Associates' Results

($M)	FY08/09	FY07/08	% Change
PBT by Business	22.2	44.7	(50.3)
Airport Services	14.0	29.8	(53.0)
Food Solutions	8.2	14.9	(45.0)
PBT by Region	22.2	44.7	(50.3)
West Asia	8.4	13.8	(39.1)
North Asia	4.4	22.9	(80.8)
SEA & Australasia	9.4	8.0	17.5
Total Dividends Received	18.3	15.6	17.3

- Improved operating performance from SEA JVs
- FY08/09 included one-off $3.7M VAT liability provision for prior years (accounted for in 1Q08/09)

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Associates' Contribution - Change in PBT

FY08/09		Change ($M)
INFLIGHT CATERING JVs		
BAIK	Beijing, China	(0.8)
MCS	Macau, China	(0.5)
MEC	Philippines	-
MIC	Maldives	-
TMIK	Chennai, India	(0.7)
TSAC	India	(4.7)
	SUB-TOTAL	(6.7)
GROUND HANDLING JVs		
AAT	HK SAR, China	(5.4)
BGS	Beijing, China	(10.4)
EGAC	Taipei, ROC	(1.3)
EGAS	Taipei, ROC	-
JAS	Indonesia	1.9
TCS	HCM, Vietnam	(0.6)
	SUB-TOTAL	(15.8)

TSAC : Higher raw material costs and additional overheads from 2 new kitchens in Goa and Bangalore

AAT : Lower cargo volume

BGS : Pre-tax loss due to lower business volumes (flights and cargo handled), higher costs from T3 ops and Beijing Olympics

JAS : Higher business volumes

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17

Group Balance Sheet

($M)	As at 31 Mar 09	As at 31 Mar 08
Total Equity	1,416.3	1,387.9
Long-Term Loans	16.9	207.2
Other Long-Term Liabilities	124.4	70.7
Current Liabilities	492.7	183.7
Total Equity & Liabilities	2,050.3	1,849.5
Fixed Assets	608.4	564.8
Associated Companies	333.5	333.3
Intangible Assets	474.9	7.5
Other Non-Current Assets	33.2	17.3
Current Assets		
Cash & Cash Equivalents	297.9	744.7
Debtors & Other Current Assets	302.4	181.9
Total Assets	2,050.3	1,849.5

- Consolidation of SFI's assets and liabilities saw increases in:
  - current and non-current liabilities
  - fixed, intangible and other non-current assets
  - debtors and other current assets

  and decrease in cash & cash equivalents
- Total equity increased due to profits earned and increase in minority interests
- Long-term loans decreased due to reclassification of MTN (due in Sep 09) to current liabilities

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Cash & Cash Equivalents

($M)	As at 31 Mar 09	As at 31 Mar 08
Cash & Bank Balances	53.4	20.9
Fixed Deposits	83.9	600.0
Short-Term Non-Equity Investments	20.4	44.4
Related Companies – Deposits with SIA	140.2	79.4
Gross Cash & Cash Equivalents	297.9	744.7
Less: Bank Overdraft – Secured	(1.8)	-
Net Cash & Cash Equivalents	296.1	744.7

Cash balance of $296.1M as at 31 March 2009

Group Cash Flow

($M)	FY08/09	FY07/08	Change
Cash & Cash Equivalents at beginning of financial year	700.3	577.5	122.8
Net Cash from Operating Activities	183.6	155.2	28.4
Net Cash used in / provided by Investing Activities	(442.4)	77.2	(519.6)
Net Cash used in Financing Activities	(166.8)	(109.1)	(57.7)
Net increase in Cash & Cash Equivalents	(425.6)	123.3	(548.9)
Exchange Rate Changes	1.0	(0.5)	1.5
Cash & Cash Equivalents at end of financial year	275.7	700.3	(424.6)
Free Cash Flow*	155.5	140.1	15.4

Free cash flow generated during the year increased by 11% to $155M

***Free Cash Flow:** cash flow from operating activities less cash purchases of capital expenditure*

Group Costs & Productivity Ratios

	4Q08/09	4Q07/08	% Change		FY08/09	FY07/08	% Change
Staff Costs as % Total Costs	40.8	55.0	(14.2) pts		49.7	54.4	(4.7) pts
VA per $ Employee Cost	1.61	1.65	(2.4)		1.58	1.74	(9.2)

Aviation Operating Statistics

($M)	4Q08/09	4Q07/08	% Change		FY08/09	FY07/08	% Change
Unit Services ('000)	18.65	20.28	(8.1)		80.81	81.38	(0.7)
Cargo ('000 tonnes)	304.25	385.34	(21.0)		1,460.86	1,573.26	(7.1)
Unit Meals ('M)	4.47	5.18	(13.8)		20.02	20.51	(2.4)

- Aviation revenue was 64% of total revenue in 4Q08/09. This is expected to decline further to less than 50%
- These operating statistics are no longer representative of the emerging Group's performance
- Hence, monthly reporting of these statistics will cease

Dividends

	FY08/09	FY07/08
Interim Ordinary Dividends Paid (cents)	4.0	4.0
Final Ordinary Dividends Proposed (cents)	6.0	10.0
Total Ordinary Dividend Paid/Payable	10.0	14.0
Dividend Payout Ratio (%)	73.5	77.5

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Dividends



Cents Per Share
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Dividend payout = 25.4%
Dividend payout = 73.5%
6.0
6.0
7.0
8.0
9.0
10.0
10.0
14.0
10.0
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07
2007-08
2008-09
Financial Year
Ordinary Dividends
Special Dividends

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24

Contracts - New & Renewals for FY2008/09

- Asiana Airlines - catering
- Best Air - catering, ground handling
- British Airways - catering
- Cargolux Airlines - ground handling
- China Southern - catering and ground handling
- EVA - ground handling
- Jet Airways - catering and ground handling
- Lion Air - ground handling
- Air India - ground handling
- Northwest Airlines - catering
- Philippine Airlines - catering and ground handling
- Qatar Airways - lounge and catering
- TNT Airways - ground handling
- Tiger Airways - ground handling

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SIA Contract Renewal

- Existing comprehensive contracts for ground handling and inflight catering expire on 30 Sep 09
- Contract renewal agreement signed and will be effective from 1 Oct 09. Scope of services includes passenger and ramp handling, aircraft interior cleaning, inflight catering and cabin handling
- New contract term is a firm 3-year with automatic extension for another 2
- Contract renewal reaffirms strategic relationship between SIA and SATS



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Key Corporate Developments

- Acquisition of SFI - now a wholly owned subsidiary
- Acquisition of 100% of Menzies Aviation (Hong Kong) - renamed SATS HK
- Air India and SATS received approval from the Indian government to form JV
- Buyout of minority shareholders in Country Foods which is now 100%-owned
- Launch of low-cost ground handling unit, Asia-Pacific Star
- Launch of low-cost inflight catering unit under Country Foods

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SFI Integration

Singapore Food Industries

- SFI became a wholly-owned subsidiary on 17 Apr 09
- Board and CEO of SFI stepped down on 30 Apr 09
- Clement Woon was appointed as CEO on 1 May 09
- 4 taskforces formed to drive integration process
- Areas of integration include:
  - ✓ Evaluation of synergies in bakery, butchery, and vegetables and fruits processing ops
  - ✓ Combined procurement
  - ✓ Consolidation of logistical requirements
  - ✓ Consolidation of corporate functions

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Outlook

The weak global economic condition is expected to continue in the foreseeable future. However, our financial position remains strong and robust with respect to the current environment.

The addition of SFI will contribute positively to the Group's performance, mitigating our exposure to the aviation industry. SFI has been de-listed since 22 April 2009. It is now a wholly owned subsidiary. The SFI acquisition will be earnings-accretive and will add to the Group's cash streams.

The recent A(H1N1) flu outbreak may cause a delay in the recovery of the aviation industry. While Singapore has lowered its pandemic alert status level, the World Health Organisation continues to urge countries to be vigilant. Should the situation worsen, the Group's near-term performance may be affected.

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29

In Summary...

- Food Solutions revenue will strengthen with the consolidation of SFI while Airport Services revenue is expected to remain weak
- Focus on integration of SATS and SFI operations to achieve revenue and cost synergies
- Diligent costs management to continue

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30

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Sats

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MISCELLANEOUS

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	11-May-2009 07:03:09
Announcement No.	00004

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	SATS Extends Contract With SIA
Description	
Attachments	Press_Release_SIA_Renewal.pdf Total size = **20K** (2048K size limit recommended)

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Media Release May/09

SATS EXTENDS CONTRACT WITH SIA

Singapore, 11 May 2009 – Singapore Airport Terminal Services Limited (SATS) is pleased to announce the renewal of its comprehensive ground handling and inflight catering contracts at Singapore Changi Airport with Singapore Airlines (SIA).

The existing contracts with SIA will expire in September 2009. The new contracts, commencing from 1 October 2009, are firm for three years with an automatic extension for a further two. The scope of services under the new contracts include passenger and ramp handling, aircraft interior cleaning, inflight catering and cabin handling.

This renewal, well ahead of expiry, reinforces the strong strategic relationship between the two companies. It is also a manifestation of SATS' strong position at the Singapore aviation hub. With Singapore as its showcase, SATS will continue to pursue its strategic development and growth in the airport services and food solutions businesses globally.

The agreement between SATS and SIA was sealed last Friday. Signing the contracts on behalf of SATS was Mr Clement Woon, its President and Chief Executive Officer, and on behalf of SIA, Mr Yap Kim Wah, the Airline's Senior Vice-President Product and Services.

Said Mr Woon: "We have enjoyed a successful partnership with SIA for more than three decades. The renewal is a clear endorsement that SATS remains the service partner of choice for SIA. SATS values this strong strategic partnership and will continue to work closely with SIA to uphold its unparalleled service delivery."

"As Singapore Changi Airport is our home base and hub, we require a strong and reliable partner. I am pleased that SATS understands this role and has done well for SIA. This extension will enable us to continue to deliver the highest level of service that our customers have come to expect," said Mr Yap.

The contract renewal is not expected to have any material impact on the Group's earnings per share and net tangible assets per share for the current financial year ending 31 March 2010.

----- End -----

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: *www.sats.com.sg*
Company Registration No: 197201770G

sats

About Singapore Airport Terminal Services Limited

With over 60 years of operating experience and an emerging global presence, SATS is Singapore's leading provider of Airport Services and Food Solutions.

Our comprehensive scope of Airport Services encompasses airfreight handling, passenger services, ramp handling, baggage handling, aviation security, aircraft interior cleaning while our Food Solutions business comprises inflight catering, food trading and logistics, industrial catering, chilled and frozen food manufacturing as well as airline linen laundry.

Listed on the Singapore Exchange since May 2000, SATS is a subsidiary of Singapore Airlines (SIA). For more information on SATS, please visit www.sats.com.sg.

Investor and Media Contacts:

Sandy Leng (Ms)
Senior Manager Investor Relations, SATS
Tel: (65) 6541 8200 (office hours)
Tel: (65) 9018 5168 (after office hours)
Fax: (65) 6541 8204
Email: sandy_leng@singaporeair.com.sg

Evangelina Wee (Ms)
Kreab Gavin Anderson & Co
Tel: (65) 6339 9110 (office hours)
Tel: (65) 9185 5105 (after office hours)
Fax: (65) 6339 9578
Email: ewee@gavinanderson.com.sg

(4)
US

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MISCELLANEOUS

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	04-May-2009 15:08:24
Announcement No.	00037

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	Announcement Pursuant to Rule 704(11) of the SGX-ST Listing Manual
Description	As required under Rule 704(11) of the Listing Manual of the SGX-ST, Singapore Airport Terminal Services Limited (the "Company") wishes to announce that to the best of its knowledge, there is no person occupying a managerial position in the Company or in any of its principal subsidiaries, who is a relative of a director or the chief executive officer or substantial shareholder of the Company.
Attachments	Total size = **0** (2048K size limit recommended)

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MISCELLANEOUS

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	27-Apr-2009 17:30:40
Announcement No.	00088

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	SATS releases 4Q and FY 2008/09 financial results on 11 May 2009
Description	Singapore, 27 April 2009 - Singapore Airport Terminal Services Limited (SATS) will be releasing its financial results for the fourth quarter and full year ended 31 March 2009 on Monday, 11 May 2009 before market trading hours. The financial statements and press release will be made available on SGXNET and SATS' Website at: http://www.sats.com.sg/newsats/investor_relations/financial_results.html Investor and Media Contact: Sandy Leng Senior Manager, Investor Relations SATS DID: (65) 6541 8200 Email: sandy_leng@singaporeair.com.sg
Attachments	Total size = **0** (2048K size limit recommended)

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MISCELLANEOUS

* Asterisks denote mandatory information

Name of Announcer *	MERRILL LYNCH (SINGAPORE) PTE LTD
Company Registration No.	198602883D
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Keith Magnus
Designation *	Managing Director
Date & Time of Broadcast	17-Apr-2009 20:02:31
Announcement No.	00151

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	Mandatory Unconditional Cash Offer for Singapore Food Industries Limited – Completion of the Compulsory Acquisition Announcement
Description	
Attachments	Completion_Announcement.pdf Total size = **56K** (2048K size limit recommended)

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SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
(Company Registration No. 197201770G)

COMPULSORY ACQUISITION OF ALL THE REMAINING SHARES IN THE CAPITAL OF SINGAPORE FOOD INDUSTRIES LIMITED

1. INTRODUCTION

1.1 **Compulsory Acquisition.** Singapore Airport Terminal Services Limited ("**SATS**") wishes to announce that it has today completed the compulsory acquisition (the "**Compulsory Acquisition**"), pursuant to Section 215(1) of the Companies Act, Chapter 50 of Singapore, of 7,327,483 ordinary shares ("**SFI Shares**") in the capital of Singapore Food Industries Limited ("**SFI**") held by shareholders of SFI who had not validly accepted the mandatory unconditional cash offer (the "**Offer**") by SATS for all the SFI Shares (other than those already owned, controlled or agreed to be acquired by SATS) as at the close of the Offer at 5.30 p.m. on 23 March 2009.

1.2 **Consideration.** The purchase consideration of S$0.93 in cash for each SFI Share pursuant to the Compulsory Acquisition was the same price paid for each SFI Share pursuant to the Offer, amounting to an aggregate consideration of S$6,814,559.19 for all the SFI Shares acquired pursuant to the Compulsory Acquisition.

2. INFORMATION ON SFI

2.1 **Asset value.** As at 31 December 2008, the book value of the SFI Shares was approximately S$131,845,000 and the net tangible asset value of the SFI Shares was approximately S$72,574,000. Based on the weighted average share price of SFI on the SGX-ST on 1 December 2008 (being the last market day on which the SFI Shares were traded on the SGX-ST prior to the date of announcement of the acquisition by SATS of 359,731,154 SFI Shares from Ambrosia Investment Pte. Ltd.), the market value of the SFI Shares was approximately S$457,161,600.

3. LISTING STATUS OF SFI

3.1 **Delisting.** Following the completion of the Compulsory Acquisition, SFI has become a wholly-owned subsidiary of SATS and will be delisted from the Official List of the Singapore Exchange Securities Trading Limited with effect from 22 April 2009[1].

By Order of the Board

Shireena Woon (Ms)
Company Secretary
17 April 2009

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[1] Pursuant to the Offer, SATS garnered acceptances exceeding 90 per cent. of SFI's total number of issued shares (excluding treasury shares), thus causing the number of issued shares (excluding treasury shares) held in public hands to fall below 10 per cent. Accordingly, from the close of the Offer, trading of the SFI Shares was suspended.

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MISCELLANEOUS

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	15-Apr-2009 18:28:46
Announcement No.	00121

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Announcement Title *	Operating Data for March 2009
Description	
Attachments	SATS-OperatingData-Mar2009.pdf Total size = **22K** (2048K size limit recommended)

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This is the SATS operating data for March 2009, Fourth Quarter and Full Financial Year (April to March) 2008-09:

	March 2009	March 2008	% change
Unit Services Handled ('000)	6.30	6.98	- 9.6
Flights Handled ('000)	7.16	7.40	- 3.2
Cargo/Mail Processed ('000 tonnes)	111.18	140.14	- 20.7
Passengers Handled ('M)	2.36	2.76	- 14.2
Unit Meals Produced ('M)	1.48	1.80	- 18.0
Gross Meals Produced ('M)	1.87	2.27	- 17.5

	Fourth Quarter FY2008-09 (Jan – Mar 09)	Fourth Quarter FY2007-08 (Jan – Mar 08)	% change
Unit Services Handled ('000)	18.65	20.28	- 8.1
Flights Handled ('000)	21.20	21.59	- 1.8
Cargo/Mail Processed ('000 tonnes)	304.25	385.34	- 21.0
Passengers Handled ('M)	7.03	7.89	- 11.0
Unit Meals Produced ('M)	4.47	5.18	- 13.8
Gross Meals Produced ('M)	5.70	6.52	- 12.6

	FY2008-09	FY2007-08	% change
Unit Services Handled ('000)	80.81	81.38	- 0.7
Flights Handled ('000)	88.16	85.95	+ 2.6
Cargo/Mail Processed ('000 tonnes)	1,460.86	1,573.26	- 7.1
Passengers Handled ('M)	30.91	31.65	- 2.3
Unit Meals Produced ('M)	20.02	20.51	- 2.4
Gross Meals Produced ('M)	25.19	25.72	- 2.1

Note:

* unit services & flights handled - relate to Apron handling.

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

In March 2009 and the fourth quarter of FY2008-09, all operating indices showed declines over the corresponding periods last year as the global demand for air travel and cargo remains weak in the prevailing economic downturn. However, on a month-on-month comparison, all operating indicators in March 2009 recorded improvements over February 2009.

For FY2008-09, Flights Handled posted a positive growth of 2.6 percent while all other indices showed contractions over the last financial year.

Issued by:
Investor Relations Department
Singapore Airport Terminal Services Limited (SATS)
Tel: 65 - 6541 8200 Fax: 65 - 6541 8204